Natalia Harthorne
Director

Insurance & Risk Management
FMR LLC
88 Black Falcon, First Floor, East Side, STE 167, V7E,
Boston, MA, 02210
Phone: 617-563-9480
jason.duffy@fmr.com



January 18, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
        Rule 17g Compliance Filing
        Fidelity Bond Coverage Period: July 1, 2023 – July 1, 2024

To Whom It May Concern:

We submit the following lead bond policy on behalf of Fidelity Investments Mutual Funds:

> Berkshire Hathaway Specialty Insurance Policy No: 47-
> EPF-315882-03 Participation: $10M Lead policy

In addition to the bond policies, we submit the following on behalf of Fidelity Investments Mutual Funds:

- Resolution of a majority of the Independent Trustees approving the amount, type, form and coverage of the bond at meetings of the Boards of Trustees held May 2023

- Statement showing the amount of the single insured bond which the individual trusts would have to maintain if they were not named as insureds under a joint insured bond

- Statement as to the period for which premiums have been paid

- Copy of the Fidelity Bond Insurance Recovery Agreement

- Copy of the bond insurance policy

Sincerely,

Natalia Harthorne

Enc.

Board Resolution

(Excerpt from minutes of the May 17, 2023 Board of Trustees meeting)

FIDELITY EQUITY AND HIGH INCOME FUNDS

Upon motion duly made and seconded, and by votes of the full Board, including a majority of those Trustees who are not "interested persons" of the Fund as defined in the Investment Company Act of 1940, as amended ("1940 Act"), the following votes were unanimously approved by the Board:

VOTED: That the Fund's joint participation in a fidelity bond required by Rule 17g-1 under the 1940 Act (the "Fidelity Bond") for the period July 1, 2023 to July 1, 2024, as detailed in the May 2023 Board memorandum, be, and it hereby is, approved, the full Board and the Independent Trustees having determined such Fidelity Bond to be reasonable in form and amount, taking into consideration factors deemed relevant, including, among others, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio; and that the officers of the Fund be, and they hereby are, authorized to take all appropriate steps to place said Fidelity Bond coverage, subject to review of the form by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the Fidelity Bond be, and it hereby is, approved, the full Board and the Independent Trustees having considered factors deemed relevant, including, among others, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond.

FURTHER
VOTED: That Natalia Harthorne and any additional party the Fund's Treasurer should designate be, and they hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said Fidelity Bond required by Paragraph (g) of Rule 17g-1 under the 1940 Act.

FURTHER
VOTED: That the Fund's joint participation in, and the terms and costs of, a directors and officers/errors and omissions joint liability insurance policy and an "excess" Independent Trustee management liability policy (together, the "E&O/D&O Policy") for the period July 1, 2023 to July 1, 2024, as detailed in the May 2023 Board memorandum, be, and they hereby are, approved, it having been determined by the full Board and the Independent Trustees that the Fund's participation in the E&O/D&O

Policy is in the best interests of the Fund and that the premium to be allocated to the Fund, based upon the proportionate share of the sum of the premiums that would have been paid if such E&O/D&O Policy were purchased separately, is fair and reasonable to the Fund; and that the officers of the Fund be, and they hereby are, authorized to take all appropriate steps to place said E&O/D&O Policy established under the insurance program, subject to review of the form of policy by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the E&O/D&O Policy be, and it hereby is, approved.

FURTHER
VOTED: That Natalia Harthorne and any additional party the Fund's Treasurer should designate be, and they hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of the Funds, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.

Board Resolution

(Excerpt from minutes of the May 18, 2023 Board of Trustees meeting)

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

Upon motion duly made and seconded, and by vote of the full Board, including a majority of those Trustees who are not "interested persons" of the Fund as defined in the Investment Company Act of 1940, as amended ("1940 Act"), the following votes were unanimously approved by the Board:

VOTED: That each Fund's joint participation in a fidelity bond required by Rule 17g-1 under the 1940 Act (the "Fidelity Bond") for the period July 1, 2023 to July 1, 2024, be, and it hereby is, approved, the full Board and the Independent Trustees having determined such Fidelity Bond to be reasonable in form and amount, taking into consideration factors deemed relevant, including, among others, the value of the aggregate assets of each Fund to which any covered person may have access, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities in the portfolio of each Fund; and that the officers of each Fund be, and they hereby are, authorized to take all appropriate steps to place said Fidelity Bond coverage, subject to review of the form by counsel to the Funds and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by each Fund for the Fidelity Bond be, and it hereby is, approved, the full Board and the Independent Trustees having considered factors deemed relevant, including, among others, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Funds is less than the premium it would have to pay if it provided and maintained a single insured bond.

FURTHER
VOTED: That Natalia Harthorne and any additional party the Fund's Treasurer should designate be, and they hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said Fidelity Bond required by Paragraph (g) of Rule 17(g)-1 under the 1940 Act.

FURTHER
VOTED: That the Fund's joint participation in, and the terms and costs of, a directors and officers/errors and omissions joint liability insurance policy (the "E&O/D&O Policy") for the period July 1, 2023 to July 1, 2024, as detailed in the May 2023 Board memorandum, be, and they hereby are, approved, it having been determined by the full Board and the Independent Trustees that the Fund's participation in the E&O/D&O Policy is in the best

interests of the Fund and that the premium to be allocated to the Fund, based upon the proportionate share of the sum of the premiums that would have been paid if such E&O/D&O Policy were purchased separately, is fair and reasonable to the Fund; and that the officers of the Fund be, and they hereby are, authorized to take all appropriate steps to place said E&O/D&O Policy established under the insurance program, subject to review of the form of policy by counsel to the Funds and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the E&O/D&O Policy be, and it hereby is, approved.

FURTHER
VOTED: That Natalia Harthorne and any additional party the Fund's Treasurer should designate be, and they hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of the Fund, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.

Joint Insured Statement

I, Natalia Harthorne, under authority of the Fidelity Investments mutual funds, do hereby attest that the following statement is true and accurate:

The amount of the single insured bond which each trust would have to maintain if they were not named as insureds under a joint insured bond is reflected in the attached report entitled, "Greenbook Fund Assets and Bond Requirements".



_____
Natalia Harthorne
Director, Insurance & Risk Management
FMR LLC

_01/18/24_____
Date

Greenbook Fund Assets and Bond Requirements (as of 09/30/2023

Board	Trust	TNA (Base)	Bond Requirement
	Fidelity Advisor Series I Total	**59,435,828,244.39**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	577,117,688.61	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	222,116,325.14	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	330,867,588.27	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	424,128,165.22	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	118,877,301.40	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	18,488,101.22	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	360,587,597.11	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	708,100,495.87	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	517,907,567.29	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	52,607,528.69	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	132,937,144.69	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,259,849,130.72	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,666,548,954.97	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,514,710,190.49	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	123,374,515.34	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,431,765,390.91	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	109,165,793.01	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	13,954,914.35	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	30,282,994.08	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	36,435,257.51	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	15,828,853.14	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,930,568,970.84	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	6,737,230,094.66	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	573,650,804.39	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	109,712,156.61	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	86,092,885.81	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,467,016,686.78	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	228,651,299.27	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	473,782,763.86	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	55,414,088.60	

Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	777,049,231.39
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	366,124,829.16
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,445,972,908.35
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,782,773,119.55
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	940,863,610.30
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,714,291,182.06
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	857,753,102.37
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,338,091,959.46
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	3,117,854,126.98
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	867,517,176.51
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	7,141,034,460.93
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,602,307,167.92
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	454,046,147.08
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	180,661,040.36
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	201,598,049.28
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	48,333,244.94
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	136,467,222.89
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	645,843,779.20
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	39,987,699.48
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	424,804,384.76
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	434,669,061.31
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	280,875,526.84
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	472,584,672.32
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	18,909,575.43
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	186,447,600.75
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	240,869,419.40
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	30,917,430.71
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	593,375,529.72
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	19,184,030.03
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	424,152,398.25
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	334,372,972.27
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	324,261,265.57
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	176,713,233.76

Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	580,603,488.90	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	75,897,586.22	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	164,721,817.25	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	251,218,371.03	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	54,104,902.17	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	572,494,900.59	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	446,328,811.94	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	38,400,152.57	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	244,427,644.33	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	320,032,468.80	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	29,778,017.57	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	91,638,760.42	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	12,658,720.08	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	22,904,790.73	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	142,651,973.12	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	54,549,670.25	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	642,151,983.96	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	37,378,909.95	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	255,597,732.87	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	302,399,892.42	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	129,380,420.57	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	386,427,348.02	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	676,383,488.51	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	955,217,983.94	
	Fidelity Advisor Series VII Total	**16,389,612,868.01**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,409,977,433.17	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	288,204,488.08	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	2,329,415,984.93	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	315,332,063.15	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	789,942,301.79	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	152,305,539.73	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	58,349,198.76	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	96,186,728.78	

Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	35,712,775.21
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	78,791,068.12
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	208,398,188.62
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	49,872,949.37
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	122,184,938.81
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	30,207,051.64
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	26,231,283.30
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	189,354,282.86
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	31,163,117.98
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	131,609,294.58
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	37,894,313.20
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	77,799,491.43
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	286,658,406.83
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	59,750,931.02
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	197,937,426.71
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	49,888,751.65
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	89,731,003.51
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,756,263,268.11
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	576,298,807.13
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,397,622,064.93
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	281,938,820.93
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	740,603,600.68
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	114,944,187.27
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	401,315,127.96
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	96,463,305.22
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	562,665,493.33
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	289,298,860.38
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	581,045,341.73
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	100,600,138.32
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	103,902,789.07
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	627,895,850.42
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	65,221,222.35
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	115,972,562.09

Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	485,477,768.24
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	543,583,424.87
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	85,411,819.21
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	93,029,353.34
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	78,851,421.39
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	5,784,342.07
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	74,386,453.73
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	56,795,054.25
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	6,515,580.80
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	2,510,523.60
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	229,838.43
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	837,454.41
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,044,402.98
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	204,977.54
	Fidelity Advisor Series VIII Total	**12,001,577,118.64**
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	161,226,320.85
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	39,042,651.52
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	2,530,915.05
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	53,873,263.57
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	85,330,908.23
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	99,880,399.56
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	473,439,804.44
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	3,796,388,569.48
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	152,942,355.81
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	1,186,772,773.49
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	437,780,427.76
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	19,415,008.81
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	475,964,182.77
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	125,174,462.18
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	302,424,413.02
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	32,543,033.11
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	4,294,644.20
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	46,574,427.44

2,500,000

Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	2,500,000	18,182,140.19
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		126,330,755.01
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		9,283,445.80
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		177,658,842.03
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		32,109,566.13
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		72,310,094.45
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		18,972,955.37
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		2,529,326.45
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		5,613,551.18
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		5,813,404.44
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		136,678,929.57
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		20,388,117.29
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		30,930,460.59
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		2,173,600,134.45
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		1,574,928,742.35
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		19,371,377.88
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		4,519,250.19
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		15,946,572.01
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		12,452,357.52
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII		48,358,534.45
	Fidelity Capital Trust Total		**24,558,340,608.61**
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		6,930,975,963.91
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		662,578,418.94
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		5,103,470,385.33
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		245,495,202.80
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		1,539,453,734.05
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		50,263,294.83
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		1,439,992,721.67
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		20,508,072.99
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		230,433,917.35
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		107,928,461.40
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		15,363,373.75
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust		46,984,231.02

Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	3,118,383,929.19	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	2,693,858,991.98	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	1,375,999,659.73	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	115,330,334.78	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	19,515,113.19	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	15,108,248.69	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	506,319,354.99	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	320,377,198.02	
	Fidelity Central Investment Portfolios LLC Tota	**26,750,992,417.46**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	1,482,188,094.57	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	354,331,443.89	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	4,696,234,265.11	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	1,425,675,380.35	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	2,157,103,025.13	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	895,932,947.02	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	15,739,527,261.39	
	Fidelity Commonwealth Trust Total	**4,798,017,685.33**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust	4,798,017,685.33	
	Fidelity Commonwealth Trust II Total	**13,053,511,583.11**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust II	1,939,697,500.85	
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust II	5,488,250,398.70	
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust II	2,134,141,599.32	
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust II	1,437,890,625.92	
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust II	534,348,987.47	
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust II	1,519,182,470.85	
	Fidelity Concord Street Trust Total	**676,238,150,990.11**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	6,008,604,336.20	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	934,788,407.28	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	3,102,595,381.18	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,105,846,829.44	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	2,364,169,335.92	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	74,006,710,013.39	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	31,404,634,145.95	

Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		41,089,304,670.41
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		414,299,247,491.03
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		55,628,005,247.53
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		12,464,836,767.14
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		1,089,153,039.04
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		3,363,137,638.21
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		55,196,200.30
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		37,267,110.44
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		332,862,724.45
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		15,313,134,062.67
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		3,382,386,219.93
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		1,354,276,021.13
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		6,515,778,657.88
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		64,053,361.44
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		16,054,500.38
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		2,273,715.87
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		10,352,928.93
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		3,621,953.62
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		5,597,175.42
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		848,189,628.33
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		653,845,539.16
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	2,500,000	752,153,461.86
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust		30,074,425.58
	Fidelity Contrafund Total		**157,201,050,193.12**
Fidelity Equity And High Income Funds Board	Fidelity Contrafund		97,416,106,960.27
Fidelity Equity And High Income Funds Board	Fidelity Contrafund		8,972,436,367.96
Fidelity Equity And High Income Funds Board	Fidelity Contrafund		5,803,591,623.24
Fidelity Equity And High Income Funds Board	Fidelity Contrafund		629,353,216.66
Fidelity Equity And High Income Funds Board	Fidelity Contrafund		1,414,587,258.04
Fidelity Equity And High Income Funds Board	Fidelity Contrafund		7,241,323,313.60
Fidelity Equity And High Income Funds Board	Fidelity Contrafund		1,465,644,526.50
Fidelity Equity And High Income Funds Board	Fidelity Contrafund		8,642,873,220.15
Fidelity Equity And High Income Funds Board	Fidelity Contrafund		25,615,133,706.70

	Fidelity Covington Trust Total	**6,402,804,175.66**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,681,364,959.80	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	498,311,985.16	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	568,481,249.82	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	139,956,310.21	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	315,347,852.52	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	516,709,313.87	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	83,608,224.02	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	68,514,542.75	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	285,192,576.02	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	26,727,252.98	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	29,653,478.10	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	119,296,958.47	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	129,998,855.25	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	35,743,139.52	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	108,003,852.53	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	764,279,837.57	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	118,304,531.76	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	182,148,864.76	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	46,346,803.81	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	13,053,402.79	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	34,706,949.81	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	31,628,166.23	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	9,550,545.45	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	3,151,147.96	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	28,671,016.55	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	41,715,395.51	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	8,439,933.19	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	49,698,917.99	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	8,847,459.36	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	38,552,607.69	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	16,728,791.01	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	97,925,031.88	

Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	37,306,166.48	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	41,115,520.96	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	46,972,455.65	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	91,663,718.01	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	85,086,360.22	
	Fidelity Destiny Portfolios Total	**6,458,917,638.56**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	2,028,929,992.88	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	389,554,851.90	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	27,194,677.67	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	49,704,201.53	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	110,945,398.44	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	37,359,945.20	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	3,184,093,233.39	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	584,298,410.27	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	3,662,162.38	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	3,965,256.73	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	39,209,508.17	
	Fidelity Devonshire Trust Total	**30,933,845,697.65**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	6,701,213,082.89	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	511,952,232.09	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	2,872,699,907.52	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	9,298,681,536.00	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	9,454,470,281.45	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	33,961,296.31	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	134,740,270.05	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	404,670,223.73	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	37,651,129.40	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	6,492,634.25	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	11,844,359.89	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	6,386,145.65	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	7,394,674.55	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	1,014,244,113.69	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	163,825,372.62	

Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	23,391,292.76	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	33,818,180.69	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	126,688,451.05	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	89,720,513.06	
	Fidelity Financial Trust Total	**7,258,428,821.71**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	1,479,293,201.26	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	44,627,360.59	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	7,610,054.93	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	7,772,984.77	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	79,045,229.66	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	70,362,658.20	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	4,823,673,452.88	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	746,043,879.42	
	Fidelity Hanover Street Trust Total	**2,279,280,864.59**	1,700,000
Fidelity Equity And High Income Funds Board	Fidelity Hanover Street Trust	2,004,980,848.66	
Fidelity Equity And High Income Funds Board	Fidelity Hanover Street Trust	274,300,015.93	
	Fidelity Hastings Street Trust Total	**27,554,820,521.51**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	5,931,852,359.23	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	230,888,316.65	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	3,021,646,748.29	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	378,232,804.69	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	1,261,483,563.06	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	140,105,010.04	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	23,045,870.48	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	30,123,982.59	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	173,438,418.89	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	191,991,680.81	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	1,159,002,895.79	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	14,626,838,847.77	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	386,170,023.22	
	Fidelity Investment Trust Total	**136,286,400,372.41**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	6,955,099,967.47	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	713,155,437.95	

Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	537,217,190.42
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	15,739,508.40
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,144,936.00
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,386,395.11
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,231,305.99
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,367,716.05
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	684,727,854.73
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,482,076,591.17
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	127,442,761.63
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,741,022.36
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,041,425.71
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	510,468,388.04
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	496,117,755.73
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,752,589,505.76
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	815,739,437.41
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	30,317,510.70
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	899,895.79
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	6,571,158.82
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	11,670,274.23
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,846,373.93
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,046,242,421.88
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	75,768,295.42
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	7,641,854.76
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,554,059.62
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	42,384,422.75
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	117,258,567.77
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,192,002,663.87
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,133,480,748.84
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	15,877,743.92
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,930,300.09
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,164,771.97
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	118,458,509.71
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,681,827,441.48

Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	7,701,234,122.15
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,179,272,589.34
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,261,885,368.16
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	296,471,177.11
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	242,490,765.25
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	13,400,815.29
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,220,046.48
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,981,149.68
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	6,839,282.79
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	728,990.11
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	160,628,053.53
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,584,579.39
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,961,182.25
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,601,881.47
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	36,792,993.45
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	456,155,063.26
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	899,900,786.21
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	832,850,331.22
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	22,080,773.74
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,983,716.05
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	6,884,047.78
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	27,492,420.27
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	26,651,695.02
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	464,207,288.72
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,405,314,010.99
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	113,648,472.00
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	13,307,797.93
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,817,985.65
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	931,134,641.13
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,298,785,210.82
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	27,631,314.67
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,245,458.92
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	10,110,250.61

Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	74,117,403.71
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	665,884,711.88
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	235,901,935.70
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	457,265,194.47
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	17,292,405.80
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,451,920.90
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,361,890.67
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	95,867,002.74
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	160,290,976.64
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	110,889,898.85
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	17,872,890.74
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,830,515.99
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	11,056,558.23
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	61,718,094.40
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	25,058,654.62
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,329,114,664.42
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	175,746,363.97
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	28,663,494.52
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	27,724,274.21
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,520,660,570.33
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,476,989,496.92
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	21,083,106,344.90
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	475,451,030.42
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	102,704,796.89
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	26,138,659.66
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	19,839,565.78
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	388,528,137.59
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	200,549,892.83
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	12,877,947,761.56
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	13,584,705,194.60
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,587,307,003.19
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	82,756,036.83
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	30,686,319.45

Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	12,110,363.64
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	6,635,020.94
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	73,158,139.57
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	11,540,692.67
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	384,831,608.55
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	24,022,344.96
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,343,491.42
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,883,759.61
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	394,478,508.07
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	122,369,720.08
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	153,251,564.52
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,089,213,921.68
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,068,408,837.31
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,684,264,888.87
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,887,824,068.45
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	537,649,302.21
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	604,674,945.51
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	13,054,186,255.64
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	44,310,478.54
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	11,563,065.09
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,900,291.96
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	361,364.12
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	199,328.70
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	201,041.12
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	204,325.55
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	302,806.13
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,265,080.51
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	231,764.66
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	191,494.90
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	190,994.10
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	208,557.92
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	431,169.04
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,716,460.76

Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	6,816,521.97	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,136,929.03	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,441,428.46	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	6,921,695.82	
	Fidelity Magellan Fund Total	**26,298,314,151.13**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	25,378,693,412.36	
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	691,847,879.50	
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	227,772,859.27	
	Fidelity Mt. Vernon Street Trust Total	**82,251,910,713.75**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	39,461,713,841.38	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	7,388,380,054.43	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	3,509,117,413.61	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	2,872,524,774.97	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	189,583,710.17	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	12,703,623,062.96	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	134,387,388.30	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	15,991,601,318.38	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	979,149.55	
	Fidelity Puritan Trust Total	**103,050,291,082.61**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	22,860,364,563.38	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	3,280,447,586.05	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	22,870,996,276.78	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	3,087,338,025.38	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	31,791,141,085.07	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	7,625,535,348.38	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,702,935,730.15	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	15,880,318.41	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,617,310,627.64	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	183,990,853.03	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	3,129,320,032.57	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	1,339,095,417.65	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	1,545,935,218.12	
	Fidelity Securities Fund Total	**126,236,032,480.89**	2,500,000

Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	17,419,209,638.10
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	5,983,025,878.06
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	7,756,790,490.17
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,009,616,639.77
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,766,898,551.67
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	125,745,415.84
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	41,688,514,853.72
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	4,060,451,650.81
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	5,375,221,461.89
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	481,545,663.83
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	710,486,530.30
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	270,568,593.16
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	44,176,944.25
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	69,597,357.91
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	593,786,806.21
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,463,081,571.30
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,502,933,595.75
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	244,239,761.96
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	34,324,022.50
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	85,198,311.04
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,033,267,450.87
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,431,937,419.16
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	596,196,971.70
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	4,545,749,125.37
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,214,647,938.33
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	285,974,699.77
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	51,547,597.90
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	40,607,900.59
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,261,346,303.69
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,506,749,660.32
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	266,560,792.98
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	8,183,702,717.10
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	9,483,652,996.56

Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,729,434,735.85	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,919,242,432.46	2,500,000
	Fidelity Select Portfolios Total	**78,058,204,927.44**	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	805,494,873.88	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	10,624,531,350.84	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	912,811,436.67	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	292,034,900.76	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	62,015,679.55	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	59,186,378.17	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	169,962,964.21	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	87,358,967.49	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	10,064,691,440.83	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,564,759,942.18	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	588,938,302.29	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	7,618,212,603.75	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	11,104,194,386.61	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,177,429,851.80	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	481,777,890.89	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,339,919,308.22	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	674,283,891.11	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	607,217,977.62	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	136,735,700.46	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	15,172,720.80	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,527,260.41	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	6,015,283.78	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	7,850,615.47	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,574,486.00	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	952,341,077.83	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	69,924,399.86	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	21,247,495.68	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	19,421,056.38	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	98,759,955.35	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	90,336,988.61	

Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	4,313,915,070.70
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	366,106,961.40
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,669,365,893.21
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	821,520,373.94
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	97,817,225.93
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,487,530,369.86
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	827,643,942.12
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,881,387,355.04
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	5,859,607,527.75
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	129,819,733.05
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,013,787,631.10
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	40,035,916.13
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	7,131,234.68
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	10,057,297.89
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	26,753,199.90
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	21,952,102.96
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,531,093,265.95
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	334,608,579.44
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	530,397,889.13
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	113,583,060.29
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	14,911,716.40
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	34,871,267.41
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	159,723,685.00
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	92,284,960.19
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	589,047,984.57
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	558,035,786.88
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	686,745,300.65
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	459,804,832.46
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	470,202,254.31
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	456,267,914.38
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	284,832,741.99
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	205,872,597.66
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	11,464,919.23

Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,317,456.09	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,774,063.91	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	47,438,634.66	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	241,764,993.68	
	Fidelity Summer Street Trust Total	**22,386,938,810.05**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	11,541,586,572.92	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,494,089,090.22	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	70,233,157.29	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	23,357,871.28	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	10,401,005.96	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	663,634,957.78	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,559,536,335.11	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	2,372,641,401.78	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	115,297,533.69	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	28,102,021.48	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	10,892,976.66	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	56,577,007.22	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	56,686,519.90	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	203,885,715.79	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,205,701,185.88	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	224,418,841.21	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	59,631,753.60	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	7,797,656.62	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,339,540.40	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	2,970,641.64	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	2,587,738.76	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	482,576,380.19	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	23,268,112.01	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	2,942,145.14	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	2,018,088.51	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	6,074,724.20	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	10,467,284.35	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	104,158,826.99	

Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	6,320,163.54
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,565,503.49
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,135,484.81
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	13,646,658.98
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	12,391,188.38
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	193,157,671.30
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	73,400,044.15
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	85,032,014.05
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,552,324,020.76
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	19,876,080.62
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	516,202.68
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	200,003.95
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	432,626.08
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	688,257.08
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	452,954.13
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	18,372,776.65
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	770,060.40
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	315,931.62
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	378,303.86
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	122,071.70
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	233,039.28
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	11,705,599.32
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	19,880,939.62
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	15,457,802.18
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	4,739,865.47
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	485,660.04
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	149,466.58
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	561,353.31
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	117,503.64
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	105,385.07
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	9,529,090.73
	Fidelity Trend Fund Total	**2,545,695,014.49**
Fidelity Equity And High Income Funds Board	Fidelity Trend Fund	2,545,695,014.49	1,900,000

Variable Insurance Products Fund Total		**20,395,900,324.45**	2,500,000
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	231,058,837.94	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	116,103,719.57	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	61,729,120.71	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	328,295,325.89	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	118,552,497.17	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	258,690.61	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	57,029,891.00	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	296,650,749.63	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	3,146,071,669.09	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	1,435,287,065.42	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	272,667,338.04	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	594,923,340.08	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	4,148,672,887.80	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	1,644,473,497.08	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	1,089,922,201.00	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	955,942,371.90	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	823,205,688.67	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	296,008,417.33	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	127,498,366.49	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	376,640,761.38	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	34,894,804.84	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	261,873,081.88	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	91,840.42	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	3,977,864,704.86	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	91,776.93	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	91,678.72	
Variable Insurance Products Fund II Total		**34,329,019,342.90**	2,500,000
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	9,793,103,037.95	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	2,111,884,091.92	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	168,456,827.61	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	7,982,139,879.74	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	7,318,848,299.20	

Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	1,485,148,137.92
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	2,077,901,468.30
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	160,137,491.11
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	3,601,592.20
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	83,498,753.54
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	304,046,105.31
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	25,670,291.53
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	214,139.41
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	22,848,615.30
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	285,833,838.31
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	451,324,278.17
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	183,991,213.03
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	146,409,838.16
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	206,843,660.29
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	36,706,204.01
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	288,090,826.94
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	5,343,902.04
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	10,218,494.11
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	384,802,962.23
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	72,215,397.14
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	4,275,546.66
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	668,945,485.47
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	46,518,965.30
	Variable Insurance Products Fund III Total	**17,967,482,891.97**
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	369,721,730.89
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	1,116,690,314.93
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	118,180,509.31
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	397,338,551.02
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	22,620,357.81
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	425,321.34
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	14,012,576.70
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	166,547,961.79
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	2,338,741,878.56

2,500,000

Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	35,294,484.60	2,500,000
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	279,176,729.78	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	3,629,500,771.84	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	1,084,732,347.60	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	114,407,907.06	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	423,686,461.09	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	866,173,972.91	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	3,738,152,513.18	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	1,410,984,635.53	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	597,206,916.92	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	604,448,758.77	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	88,957,026.33	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	25,422,160.36	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	313,742,958.32	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	211,316,045.33	
	Variable Insurance Products Fund IV Total	**5,137,226,384.38**	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	306,943,116.72	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	1,478,381,963.27	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	200,162.89	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	80,630,372.31	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	248,021,066.60	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	317,213,615.00	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	117,387,109.22	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	265,508,987.87	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	723,332,574.92	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	32,339,965.12	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	170,539,598.51	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	19,487,268.41	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	146,169,014.94	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	103,208.91	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	24,859,694.45	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	133,843,608.81	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	20,562,696.35	

Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	209,722,130.92	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	105,416.73	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	56,997,799.59	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	11,715,623.24	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	126,950,441.52	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	134,790,917.00	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	23,886,083.93	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	242,280,172.27	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	246,566.92	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	12,922,481.31	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	72,214,999.95	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	18,804,616.10	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	141,065,110.60	
	Fidelity Aberdeen Street Trust Total	**333,892,933,936.97**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,250,219,268.00	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,267,472,788.47	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	223,489,834.95	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	621,089,159.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,401,896,506.58	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	267,554,272.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	877,317,564.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,807,625,326.26	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,003,016,360.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,466,781,047.81	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,404,430,597.28	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,616,288,898.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,578,183,975.58	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,387,181,597.96	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,186,695,287.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	10,162,197,985.53	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	98,145,597.17	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,630,462.04	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	46,724,698.50	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	58,031,048.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	19,850,830.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	25,810,879.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	526,199,260.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	23,431,057.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	188,766,436.55
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	282,929,345.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	113,151,624.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	153,308,959.64
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,033,629,152.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	46,110,643.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	391,210,416.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	728,278,403.82
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	278,651,341.79
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	352,554,202.64
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	837,269,343.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	35,652,007.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	333,187,251.95
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	634,450,303.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	261,264,900.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	266,082,590.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	60,697,541.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,076,970.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	24,042,196.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	44,687,756.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	14,089,751.55
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	18,332,397.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	37,518,311.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	623,675.14
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	17,671,582.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	20,039,248.35
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,567,679.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,910,578.55

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	215,977,596.00
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,204,470.38
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	75,569,785.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	107,685,376.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	37,793,308.28
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	57,137,242.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	853,888,006.82
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	32,283,753.24
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	309,754,658.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	535,547,830.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	209,763,451.52
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	279,396,998.38
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	895,831,593.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	38,551,128.77
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	357,327,574.78
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	663,898,374.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	281,684,715.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	323,601,469.87
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	363,283,929.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	88,805,640.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	219,464,510.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,024,931,471.35
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	550,593,181.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,554,681,574.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,959,654,270.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,894,009,097.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,997,841,395.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,031,095,783.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,113,404,480.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	10,428,343,026.09
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	527,723,233.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	24,137,073.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	222,135,145.04

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	489,101,298.52
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	237,203,880.13
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	214,575,118.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	461,746,235.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	25,472,549.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	181,705,325.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	450,514,561.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	217,011,688.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	173,800,832.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,451,220,964.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,117,348,613.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,628,979,130.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,654,218,512.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,809,132,115.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,181,142,504.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	171,765,799.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	751,740,243.84
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	373,663,628.64
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	40,738,806.52
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	165,283,352.64
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	43,094,861.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	160,536,075.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	494,448,851.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	75,011,576.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,333,468,372.36
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,105,688,740.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,512,635,652.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,048,902,906.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,077,685,274.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,003,483,474.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,456,075,183.13
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	11,589,311,293.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,922,414,407.93

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,123,611,127.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	10,812,133,558.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,174,576,397.67
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,839,968,494.78
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	11,008,194,129.44
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,186,852,170.83
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,423,282,611.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,278,626,191.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,827,815,668.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,303,558,280.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,803,390,085.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,528,846,867.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	439,757,451.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,100,197,571.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	493,312,458.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,410,896,330.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,346,658,450.03
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,355,765,401.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	281,403,873.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	15,742,898.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	314,875,344.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	112,427,709.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	171,319,721.64
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	117,041,580.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	927,382,157.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,325,382,054.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,248,553,729.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,056,016,493.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,196,845,747.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,157,009,120.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	135,770,180.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,346,104.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	54,566,629.71

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	145,236,233.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	89,357,443.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	65,695,890.61
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	546,442,834.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,261,365,748.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,100,350,188.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,155,226.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,072,268.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,519,351.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	10,714,635.44
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	38,134,632.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	60,844,945.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	74,329,961.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	76,441,134.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	63,172,428.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	59,309,180.82
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	44,748,504.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	28,094,533.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	13,178,631.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	26,705,858.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,695,309.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,094,852.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	955,550.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	15,969,836.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	894,579.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	36,455,866.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,434,000.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	231,144,841.38
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	105,214,428.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	63,703,484.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,899,447.19
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,258,802.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,426,899.19

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	31,002,816.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,219,675.24
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	75,988,874.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,541,536.31
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	422,108,152.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	295,865,236.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	94,456,056.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,690,033.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,428,667.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,276,621.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	39,525,300.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,364,547.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	113,531,160.38
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,862,767.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	577,978,557.41
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	560,833,871.19
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	101,006,725.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,625,091.67
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,874,822.38
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,471,673.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	31,519,239.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,507,366.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	146,263,331.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	17,675,279.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	617,696,141.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	692,826,423.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	172,014,146.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,344,527.27
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,739,029.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,687,299.84
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	28,377,220.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,125,464.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	169,305,948.87

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	21,921,914.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	692,615,768.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	748,974,018.95
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	148,825,679.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	15,964,169.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,547,009.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,835,081.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	29,771,701.99
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,785,805.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	209,971,974.36
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	23,449,605.14
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	785,236,606.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	814,619,455.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	109,671,457.35
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	13,924,928.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,905,820.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,743,252.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	33,737,453.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	10,468,756.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	180,227,118.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	37,691,911.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	773,177,527.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	734,052,325.08
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	90,540,219.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,882,054.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,077,077.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,110,428.61
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	17,299,214.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,879,627.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	145,632,800.09
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	22,371,660.32
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	632,503,636.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	536,557,573.37

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	45,840,848.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,830,852.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,148,897.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,004,985.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,335,426.03
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,686,586.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	67,336,183.69
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	13,588,986.65
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	302,933,130.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	273,090,428.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	11,260,648.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	974,123.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	648,888.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	788,939.38
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,238,401.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	192,486.32
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	31,003,476.93
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,985,680.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	80,534,629.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	82,107,401.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,905,131.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	540,982.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	209,615.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	306,391.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	675,818.27
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	85,917.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,231,958.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,661,966.44
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	30,489,752.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	28,812,648.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	709,353.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	259,313.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	126,058.86

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	122,296.83
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	201,415.37
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	102,411.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,661,855.69
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	96,990.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,653,971.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,940,867.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,465,959.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,825,181.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	326,956.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	119,296.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,888,288.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,342,170.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	20,909,723.40
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,959,131.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	37,072,133.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	22,104,882.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	33,160,456.82
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,393,518.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,115,536.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	30,436,355.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	15,328,989.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	22,557,359.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,210,074.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	236,953,302.74
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	472,472,372.38
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	276,092,974.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,015,861.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,699,137.14
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	734,095.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	467,901.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,129,371.98
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	297,805.50

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,376,962.74
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	785,738.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	63,179,521.31
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	15,886,935.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	762,958,434.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	146,002,540.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	315,788,603.55
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	208,917.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	96,911.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	96,836.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	96,887.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	96,937.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	96,974.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,012.19
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,564.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,601.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	195,301.08
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,551.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,269.09
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,457.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,571.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,683.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,721.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,683.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,721.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	224,382.40
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,629.64
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,347.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,535.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,724.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,761.84
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,799.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,761.84

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,799.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	349,681.31
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	136,701.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,416.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,605.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	117,294.14
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,831.69
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,869.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,831.69
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,869.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	787,793.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	107,065.65
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,615.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,804.67
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	97,993.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	98,031.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	98,069.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	98,031.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	98,069.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	868,945.79
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	104,183.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	98,132.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	106,936.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	117,962.18
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	98,550.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	98,588.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	98,550.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	98,588.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	510,466.95
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	128,007.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	99,042.37
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	99,234.00
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	99,425.94

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	99,464.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	99,502.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	99,464.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	99,502.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	458,660.95
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	207,655.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	99,860.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,053.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,246.98
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,285.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,324.55
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,285.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,324.55
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	644,305.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	101,371.77
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,050.28
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,243.93
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,437.74
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,476.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,515.35
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,476.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,515.35
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,339,531.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	115,380.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,044.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,237.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	105,331.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,470.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,509.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,470.32
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,509.19
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	596,513.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,342.61

		2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,052.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,245.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,439.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,478.52
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,517.32
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,478.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,517.32
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	446,553.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,342.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,051.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	112,450.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,439.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,478.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,516.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,478.03
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,516.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	346,020.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,339.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,049.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,242.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	103,295.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,475.52
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,514.40
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,475.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	100,514.38
	Fidelity Advisor Series II Total	**15,993,508,720.53**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	335,114,196.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	19,384,776.32
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	7,485,074.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	19,279,761.40
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	82,382,304.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	1,686,886.00
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	491,134,462.51

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	310,816,388.80	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	109,191,606.08	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	21,380,700.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	1,255,643,796.27	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	148,889,711.62	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	1,567,191,728.80	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	184,141,520.24	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	585,021,880.47	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	4,146,587,184.26	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	5,221,592,547.64	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	980,888,472.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	505,695,722.09	
	Fidelity Advisor Series IV Total	**247,859,544.64**	600,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series IV	247,859,544.64	
	Fidelity California Municipal Trust Total	**2,263,923,520.71**	1,700,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	1,577,562,531.27	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	43,547,387.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	8,488,812.34	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	3,049,553.49	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	47,725,717.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	61,830,200.50	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	521,719,317.72	
	Fidelity California Municipal Trust II Total	**4,601,376,683.80**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust II	1,642,970,748.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust II	2,936,243,077.50	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust II	22,162,857.89	
	Fidelity Central Investment Portfolios II LLC To	**37,417,084,573.80**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Central Investment Portfolios II LLC	36,794,777,590.26	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Central Investment Portfolios II LLC	423,804,527.33	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Central Investment Portfolios II LLC	198,502,456.21	
	Fidelity Charles Street Trust Total	**31,648,037,788.17**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	6,961,541,391.19	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	116,767,027.47	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	30,001,704.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	48,132,240.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	51,004,780.61
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,836,152,733.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	3,734,319,199.44
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	204,139,492.35
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	31,467,828.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	67,001,713.79
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	46,255,491.61
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,929,695,881.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	3,330,896,794.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	53,162,891.61
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	16,589,009.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	28,192,778.18
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	20,442,143.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,785,846,149.98
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,894,578,836.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	202,710,739.79
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	38,999,286.35
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	46,124,146.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	58,107,416.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,220,776,664.36
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,419,521,845.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	69,349,076.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	20,612,072.03
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	21,299,252.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	25,760,508.32
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	434,542,790.63
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,429,041,210.99
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	70,316,014.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	17,577,111.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	13,019,532.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	36,523,563.29

		2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	531,109,030.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,044,887,105.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	150,001,192.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	30,891,111.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	45,907,929.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	101,878,231.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,339,932,950.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	20,564,043.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	33,164,371.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	23,921,579.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	11,794,088.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	284,965.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	311,983.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	205,764.79
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	779,935.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	218,272.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	438,594.00
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	538,474.64
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	738,846.56
	Fidelity Colchester Street Trust Total	**412,013,577,056.93**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	6,969,724,908.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	15,401,067.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	3,496,176.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	21,491,227.14
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	38,093,710,168.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	1,369,091,688.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	5,674,848,095.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	191,222,766.09
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	137,098,773,710.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	48,787,594,059.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	72,286,074.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	16,256,337.99
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	54,397,186.55

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	63,010,272,757.38	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	2,426,151,677.88	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	2,519,612,153.98	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	14,143,846,860.40	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	1,283,270,755.25	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	692,393,113.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	32,355,050,989.35	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	697,577,336.66	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	21,384,105,107.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	3,969,909,019.35	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	324,074,721.69	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	879,453,983.01	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	29,959,565,115.21	
	Fidelity Court Street Trust Total	**777,707,799.90**	**1,000,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust	293,426,597.93	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust	484,281,201.97	
	Fidelity Court Street Trust II Total	**899,558,894.45**	**1,000,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust II	497,845,905.01	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust II	393,164,083.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust II	8,548,905.66	
	Fidelity Garrison Street Trust Total	**4,554,592,150.21**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Garrison Street Trust	1,163,921,271.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Garrison Street Trust	2,696,806,852.33	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Garrison Street Trust	693,864,026.36	
	Fidelity Hereford Street Trust Total	**380,163,837,757.57**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	4,135,746,778.02	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	9,554,131,370.46	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	82,487,046,631.80	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	258,193,246,783.44	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	4,642,865,784.51	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	7,636,031,529.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	8,944,280,141.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	177,922,100.25	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	2,870,577,860.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	89,666,650.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	105,540,111.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	1,326,782,014.97
	Fidelity Income Fund Total	**40,791,349,544.39**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	2,146,066,248.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,482,571,120.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	99,689,930.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	25,036,935.00
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	79,968,863.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	189,730,621.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,562,691,975.09
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	423,324,903.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	13,705,285,523.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	829,687,219.63
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	106,279,572.08
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	281,559,336.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	9,176,120,771.55
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	7,124,646,168.95
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	13,044,208.28
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	810,901.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	148,991.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	126,759.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	488,662.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	108,875.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	33,230,592.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	4,949,498.36
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	230,469.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	89,898.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	124,203.38
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	235,449.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	159,934.77
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	9,722,191.93

2,500,000

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	4,051,228.31
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	986,118.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	243,044.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	164,594.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	158,519.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	109,026.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	20,960,390.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	6,848,095.82
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	223,349.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	207,793.44
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	164,995.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	712,521.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	111,586.93
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	44,296,381.74
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,497,425.93
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	165,163.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	310,357.00
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	3,119,399.14
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	113,703.37
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	49,118,657.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	2,539,742,516.40
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	741,698,216.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	10,980,662.87
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	561,882.19
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	339,824.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	31,278,353.93
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	456,851.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	2,049,288.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	318,558.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	9,847,047.24
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	972,230.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	691,580.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	708,909.59

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	457,975.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	19,222,569.54	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	608,326.35	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,094,223.44	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	108,698.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	102,280.47	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	107,070.10	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	102,199.42	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	208,097.65	
	Fidelity Massachusetts Municipal Trust Total	**4,444,250,147.07**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Massachusetts Municipal Trust	1,798,450,384.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Massachusetts Municipal Trust	1,113,336,248.23	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Massachusetts Municipal Trust	1,517,025,533.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Massachusetts Municipal Trust	15,437,980.79	
	Fidelity Merrimack Street Trust Total	**5,783,808,163.57**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	174,758,542.77	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	162,504,966.49	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	5,130,321,484.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	251,069,936.17	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	30,714,907.27	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	3,023,962.53	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	11,158,235.39	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	6,241,004.74	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	14,015,124.01	
	Fidelity Municipal Trust Total	**12,148,138,523.80**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	2,610,385,888.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	266,432,935.40	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	21,692,125.91	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	72,438,662.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	1,029,278,957.92	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	314,918,801.21	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	454,492,403.09	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	543,956,004.60	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	485,729,293.47	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	384,656,388.72	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	1,849,691,826.19	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	126,845,140.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	5,315,594.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	7,653,824.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	294,499,063.10	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	383,121,828.38	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	2,449,530,612.97	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	241,436.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	935,993.33	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	29,284,894.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	161,071,239.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	655,965,607.61	
	Fidelity New York Municipal Trust Total	**1,141,077,147.34**	1,250,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	1,040,549,569.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	32,547,707.39	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	5,627,619.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	4,662,546.85	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	39,139,172.50	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	18,550,531.78	
	Fidelity New York Municipal Trust II Total	**2,926,508,123.73**	1,900,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust II	1,407,322,844.36	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust II	1,478,953,483.76	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust II	40,231,795.61	
	Fidelity Newbury Street Trust Total	**45,959,385,330.92**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	2,719,748,699.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	1,878,073,851.97	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	95,608,038.91	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	38,339,428,940.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	38,279,816.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	45,948,535.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	1,113,469,031.83	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	1,728,828,416.64	
	Fidelity Oxford Street Trust Total	**4,583,353,215.74**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust	1,804,175,355.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust	54,801,713.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust	2,724,376,146.31	
	Fidelity Oxford Street Trust II Total	**229,177,724.68**	600,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust II	229,177,724.68	
	Fidelity Phillips Street Trust Total	**219,527,427,179.22**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Phillips Street Trust	219,527,427,179.22	
	Fidelity Revere Street Trust Total	**73,292,903,727.74**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	42,023,142,149.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	2,320,499,507.53	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	27,504,415,076.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	1,444,846,994.09	
	Fidelity Salem Street Trust Total	**471,225,466,831.67**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,974,144,632.09	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	170,856,584.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	18,322,011.17	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	27,537,909.40	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,579,215,437.88	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,421,057,193.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,762,517,661.19	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,783,739,997.77	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	186,868,374.26	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	28,674,060.77	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	49,367,141.32	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	216,389,250.67	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	189,181,002.94	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,789,628,614.81	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	56,630,946,336.66	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	842,079,734.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	154,248,335.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	284,631,551.18	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	604,183,998.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,827,441,467.78
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	229,172,136.40
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	54,549,520.69
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	10,719,589.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,795,463.64
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	66,862,929.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	261,146,421.14
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	40,858,298.74
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	101,564,864.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,080,302,327.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,454,618,418.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,401,616,376.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	33,289,068,810.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	833,873,737.99
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	57,163,223.35
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,779,855.08
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,687,615.78
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	130,465,151.82
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	580,003,596.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	37,539,803,925.37
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,714,530,992.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,667,937.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	66,471,461.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	284,349,138.19
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,518,722,730.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,620,099,964.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	27,042,612,324.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,235,277,884.27
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	21,186,477,528.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	9,018,330,080.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,722,294,654.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	546,713,727.28

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	9,372,613,986.41
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,046,217,533.32
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,469,135,690.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,120,864,212.27
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	12,594,617,263.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	10,078,571,864.84
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,754,148,909.24
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,526,401,872.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	74,495,622.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	13,552,216,006.19
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,885,160,284.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	15,742,961,651.37
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,330,851,227.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	10,130,879,281.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	17,454,974,685.03
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	307,469,005.64
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,690,672,435.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	320,610,884.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	314,194,593.95
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,676,338,197.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,470,679,031.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	16,240,020.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,380,672.27
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,618,166.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	371,806,332.77
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,289,727,272.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	782,400,380.52
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,073,697,738.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	112,081,553.08
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	324,085,807.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	339,661,946.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,871,944,774.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	502,606,909.46

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	844,839,636.08
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,441,213,439.55
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	19,680,644,751.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,285,628,202.67
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	20,879,532,260.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	665,064,210.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	814,433,229.14
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	464,756,868.36
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	899,774,246.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	146,083,091.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	77,177,980.28
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	705,645,517.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,849,786,328.99
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	616,377,517.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	283,478,553.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,070,380,848.03
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,132,805,798.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,821,004,899.38
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,978,357,044.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	16,794,846.03
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,622,191.69
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,295,170.31
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,517,254.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,504,957.18
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,644,268.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,945,172.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	12,090,520.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,245,618.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	994,655.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	609,930.79
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,112,875.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,781,725.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,868,623.89

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,514,470.84	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,021,473.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,081,728.30	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	998,875.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,019,123.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	12,192,280.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	11,378,591.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	32,808,049.77	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	25,234,891.88	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,315,977.32	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	928,590.51	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	987,506.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	929,362.74	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,943,395.06	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,425,576.34	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	274,120,026.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	815,524,920.48	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	28,158,613.27	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,237,419.38	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,350,803.62	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,968,806.10	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,975,070.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,381,245.10	
	Fidelity School Street Trust Total	**22,490,097,252.40**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	4,502,129,287.43	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	107,940,166.25	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	9,578,969.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	11,498,854.04	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	1,487,422,005.72	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	4,778,626,300.08	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	32,462,235.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	5,043,919.33	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	1,042,044.00	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	1,250,979.35	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	3,150,353.77	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	7,662,652.22	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	202,046,511.65	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	88,825,869.69	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	23,182,943.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	637,030,483.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	981,991,732.21	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	215,991,954.94	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	101,935,847.53	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	9,291,284,142.04	
	Fidelity Union Street Trust Total	**285,798,544.50**	750,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Union Street Trust	162,961,711.97	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Union Street Trust	122,836,832.53	
	Fidelity Union Street Trust II Total	**4,101,453,000.82**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Union Street Trust II	4,101,453,000.82	
	Variable Insurance Products Fund V Total	**34,913,793,015.04**	2,500,000
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,388,542,648.62	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	314,976,615.51	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,918,863,495.14	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,943,368,602.28	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	81,860,948.70	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	10,198,007.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	3,290,779.66	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	129,935,845.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	542,278,652.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,870,824,616.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	712,221,032.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	694,836,508.28	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	660,216,941.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	15,470,742.17	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,557,623.39	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	216,652,466.05	

Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	72,853,833.48
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,399,307.97
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	526,210,866.36
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	757,625,185.25
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	14,116,738.57
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	32,584,275.72
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	15,441,796.70
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	6,077,922.35
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,604,813.51
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	243,527.03
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	16,948,683.10
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	19,224,666.71
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	228,491,682.60
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	24,113,450.86
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	13,298,645.72
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	24,067,878.67
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	66,250,056.69
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	118,777,132.75
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	349,188,250.25
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	63,541,062.24
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	169,373,278.86
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	100,675,611.55
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	127,866,194.01
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	290,513,455.35
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	199,100,005.70
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	8,573,138.27
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	25,295,998.19
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	26,881,996.14
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	17,824,972.57
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	55,047,509.23
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	87,951,835.73
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	183,811,175.27
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	217,755,132.60

Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	330,087,145.33
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	65,076,075.99
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	724,932,051.84
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	57,121.28
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	11,036,340.21
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	4,105,784,697.59
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	50,868.03
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	72,342,734.09
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,826,258,786.68
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	61,033.48
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	63,194,467.82
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	673,015,165.11
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	98,512.67
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	51,843,730.10
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	5,349,200,591.76
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	87,280,535.44
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	538,487,990.38
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	22,048,070.99
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	125,531,477.94
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	107,450,902.83
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	49,933,115.30
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	155,395,678.13
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	39,086,999.53
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	10,321,972.82
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	31,053,383.56
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	84,080,181.02
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	20,658,914.11
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	37,558,167.21
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	56,136,386.92
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,256,976.23
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	184,461,411.93
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	10,232,401.47
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	505,095,557.20

Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	194,613,869.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	932,335.42	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	4,091,835.36	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	5,133,905.00	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	606,789.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	11,895,715.23	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	4,411,628.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	742,640.94	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,382,472.92	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	626,070.64	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	579,959,003.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,374,708,208.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	5,477,152.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	5,770,534.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,815,543.70	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,568,628.44	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	4,437,372.48	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	324,880.50	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	325,109.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	5,383,639.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	325,428.37	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	325,199.38	
Fidelity Covington Trust Total		**25,970,258,831.29**	2,500,000
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	3,151,147.96	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	8,439,933.19	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	8,847,459.36	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	9,550,545.45	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	13,053,402.79	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	16,728,791.01	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	26,727,252.98	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	28,671,016.55	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	29,653,478.10	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	31,628,166.23	

Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	34,706,949.81
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	35,743,139.52
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	37,306,166.48
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	38,552,607.69
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	41,115,520.96
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	41,715,395.51
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	46,346,803.81
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	46,972,455.65
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	49,698,917.99
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	68,514,542.75
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	83,608,224.02
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	85,086,360.22
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	91,663,718.01
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	97,925,031.88
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	108,003,852.53
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	118,304,531.76
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	119,296,958.47
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	129,998,855.25
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	139,956,310.21
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	182,148,864.76
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	285,192,576.02
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	315,347,852.52
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	498,311,985.16
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	516,709,313.87
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	568,481,249.82
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	764,279,837.57
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,681,364,959.80
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	450,852,482.49
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	752,488,264.58
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	776,399,319.00
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	902,812,707.79
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,073,365,846.71
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,169,754,646.03

Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,326,671,920.43
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,607,282,800.24
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,684,281,603.33
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	2,929,512,109.03
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	6,894,032,956.00

Premium Payment Statement

I, Natalia Harthorne, Director, Insurance & Risk Management, do hereby attest that the following statement is true and accurate:

The Investment Company Bond coverage for the mutual funds is effective and premiums have been paid for the period July 1, 2023 – July 1, 2024.



_____
Natalia Harthorne
Director, Insurance & Risk Management
FMR LLC

_01/18/24_____
Date

EQUITY & HIGH INCOME AND FIXED INCOME & ASSET ALLOCATION FUNDS AMENDED & RESTATED FIDELITY BOND INSURANCE RECOVERY AGREEMENT

This Equity & High Income and Fixed Income & Asset Allocation Funds Amended & Restated Fidelity Bond Insurance Recovery Allocation Agreement, effective July 1, 2017 (the "Agreement"), is by and among each Fidelity Equity and High Income Fund and Fidelity Fixed Income and Asset Allocation Fund identified in the fidelity bond insurance policy(ies) (the "Policy") and all future portfolios overseen by the Fidelity Equity and High Income Funds Board of Trustees and Fidelity Fixed Income and Asset Allocation Funds Board of Trustees that may be added to the Policy (the "Fund Insureds"). Any past, present or future duly elected or appointed director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, member of a Board of Managers or a management board, or member of a Board of Trustees, including a trustee who is not an "interested person" of a Fund Insured, as defined under the Investment Company Act of 1940 (the "1940 Act"), Advisory Board member, or, if operating outside the United States, any past, present and future person in a duly elected or appointed position that is equivalent to a position listed above are collectively referred to as the "Executives".

WITNESSETH:

WHEREAS, the Fund Insureds are and will be named as joint insureds on one or more fidelity bonds (the "Bond") that provide combined coverage;

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940 ("Rule 17g-1") requires that in the case of a joint Bond there shall be an agreement among all insureds to the effect that in the event recovery is received under such a Bond as a result of a loss sustained by a registered management investment company and one or more other insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured Bond with the minimum coverage required by Rule 17g-1(d)(1);

NOW, THEREFORE, the parties agree, subject to the terms and conditions of the Policy, as follows:

1.   Allocation of Recovery of Bond Claims Among Fund Insureds.

(a)   Each individual Fund Insured shall initially receive not less than the lesser of an amount of the recovery equal to the amount of the minimum amount of Bond coverage each individual Fund Insured would have been required to maintain as of the date any such loss is sustained under a single insurance Bond as required by Rule 17g-1(d)(1) or the amount of the actual losses of each individual Fund Insured.

(b)   Each individual Fund Insured seeking recovery amounts from the insurer(s) of the Policy in excess of the minimum amount of Bond coverage it would have been required to maintain as of the date any such loss is sustained under a single Bond as required by Rule 17g-1(d)(1) shall recover such excess amounts in full as long as the remaining aggregate policy limit is sufficient to provide all other Fund Insureds with the minimum amount of Bond coverage as required by Rule 17g-1(d)(1). If multiple Fund Insureds seek recovery amounts from the insurer(s) that issued the Bond in excess of their respective minimum coverages, as required by Rule 17g-1(d)(1), and the remaining aggregate Bond limit is not sufficient to pay all such amounts in full, such Fund Insureds shall share in any remaining amount of available aggregate Bond limit on the basis of the minimum amount of insurance coverage that each individual Fund Insured would have been required to maintain as of the date any such loss is sustained as required by Rule 17g-1(d)(1) as a percentage of the total amount of minimum insurance coverage required by Rule 17g-1(d)(1) for all Fund Insureds seeking claim recovery amounts in excess of the minimum amount of insurance coverage required pursuant to Rule 17g-1(d)(1), provided, of course, that no Fund Insured recovers more than its actual losses.

(c)   The allocation of recovery among Fund Insureds shall be subject to the requirements of Rule 17g-1, including maintaining the minimum amount of insurance coverage for each individual Fund Insured.

2.   Notice. Notice is hereby given that the obligations of this Agreement are not binding upon any such Executive or shareholder individually, but are binding only upon the assets and the property of each Fund Insured's respective portfolios.

3.   Entire Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto, with respect to the subject matter hereof, and accordingly supersedes, as of the effective date of this Agreement, any other agreement heretofore in effect among the parties, including, with regard to the Fund Insureds only, the Fidelity Bond Insurance Recovery Agreement dated April 2, 2004.

4.   Choice of Law. In all instances this agreement shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts, in each case without giving effect to principles of conflicts of law.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed and delivered on 2-6-18   .

Fund Insureds

By: _Stephanie C. Dorsey_

Name: Stephanie Dorsey

Title: Treasurer, Fidelity Fixed Income and Asset Allocation Funds

By: _Stacie M. Smith_

Name: Stacie Smith

Title: Treasurer, Fidelity Equity and High Income Funds



Berkshire Hathaway Specialty Insurance

Date: **August 1, 2023**

To: **Mary Coughlin**
        Willis Towers Watson Northeast, Inc.
        75 Arlington Street, Floor 10
        Boston, MA 02116

Re: **All Fidelity Funds**

        47-EPF-315882-03
        July 01, 2023 – July 01, 2024
        Crime Policy

Dear Mary:

Attached please find the Policy for All Fidelity Funds. This policy has been placed with Berkshire Hathaway Specialty Insurance Company (1314 Douglas Street, Suite 1400, Omaha, NE 68102-1944). Thank you for placing your business with Berkshire Hathaway Specialty Insurance. We value our relationship with Willis Towers Watson Northeast, Inc. and look forward to working with you on future accounts.

For any claim related questions or to report a claim, please call our 24hr toll free number at 855.453.9675 or refer to the attached claims reporting sheet for fax, email and mail instructions.

If you have questions or concerns or claims, your Berkshire Hathaway Specialty team is just a phone call away.

Sincerely,

Jim Rossi
917-960-2457
jim.rossi@bhspecialty.com



Berkshire Hathaway Specialty Insurance

United States

CLAIMS REPORTING

All claims under policies underwritten by Berkshire Hathaway Specialty Insurance should be reported to our centralized Loss Processing Center. Claims will be assigned to our technical staff or to one of our preferred service providers.

Our 24 hour toll free number for all claims: **855.453.9675**

Cyber claims can be reported to this dedicated email address where specialists are available to respond:

CyberClaimsNotice@bhspecialty.com

For all other claims, please forward to:

ClaimsNotice@bhspecialty.com

To report claims via mail or overnight mail refer to our website:

www.bhspecialty.com/claims

EXPECT A PERSONAL APPROACH

While technology adds speed and efficiencies, it is top-quality people that drive top-quality claims handling. That's why we continue to grow our industry-leading claims team with the most experienced claims professionals in the business.

Moreover, at Berkshire Hathaway Specialty Insurance, our claims team makes communicating proactively with you throughout the claims process a priority. Should you face a claim, you will quickly see our response is not about drafting letters, it's about having a dialogue– and responding to your particular needs and concerns.

Whether you face a D&O claim, a property loss or a large scale casualty crisis, you will have the experts you need at your service. Putting your policy to work for you.

DISCLOSURE NOTICE AND ACKNOWLEDGEMENT – LARGE COMMERCIAL POLICY HOLDER (MASSACHUSETTS)

NOTICE

This policy is not subject to all insurance laws that apply to other commercial lines products, and may contain significant differences from a policy that is subject to all insurance laws.

This policy is subject to all of its terms, conditions and endorsements, which have been set forth, including, but not limited to, all applicable claims-made versus occurrence triggers, perils, exclusions, location and territory limitations, and whether defense is within or outside of limits.

POLICYHOLDER'S ACKNOWLEDGEMENT

I hereby acknowledge I have received, read and understood this notice and the subject policy rate, terms, conditions and endorsements, which have not been filed and approved with the state, and that once executed this Disclosure Notice and Acknowledgement will be endorsed to this policy.

NO COVERAGE IS PROVIDED BY THIS ENDORSEMENT.

Name (Print):

Title:

Date:

 All other terms and conditions of this policy remain unchanged.



Berkshire Hathaway Specialty Insurance Company
(a Stock Insurance Company)

Policy Number: 47-EPF-315882-03

FMR FUNDS CONCENTRIC CUSTOM BOND

NOTICE: COVERAGE UNDER COVERAGE SECTIONS I AND II IS CLAIMS MADE. THE COVERAGE OF THIS BOND IS GENERALLY LIMITED TO LIABILITY FOR ONLY THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE BOND PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN. PLEASE READ THIS BOND CAREFULLY AND REVIEW ITS COVERAGE WITH YOUR INSURANCE AGENT OR BROKER. AMOUNTS INCURRED FOR LEGAL DEFENSE SHALL REDUCE THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS, AND SHALL BE APPLIED AGAINST THE RETENTION AMOUNT. THE INSURER DOES NOT ASSUME ANY DUTY TO DEFEND.

DECLARATIONS

ITEM 1:   NAMED INSURED: All Fidelity Funds

MAILING ADDRESS: C/O FMR LLC
88 Black Falcon Ave
First Floor, East Side, Suite 167
Mailzone V7E
Boston, MA 02210

ITEM 2:   POLICY PERIOD: From: July 01, 2023   To: July 01, 2024
(12:01 A.M. standard time at the address stated in Item 1.)

ITEM 3:   COVERAGE DESCRIPTION:
Financial Institution Bond

ITEM 4:   LIMIT OF LIABILITY**:**
$10,000,000 Single Loss Limit
$10,000,000 in the aggregate

ITEM 5:   RETENTION:
$400,000 (each loss) or such lesser amount required under the Investment Company Act of 1940. Except Insuring Agreement 1 which maintains a $0 Retention

THE POLICY APPLIED FOR IS NOT SUBJECT TO ALL INSURANCE LAWS THAT APPLY TO OTHER COMMERCIAL LINES PRODUCTS AND MAY CONTAIN SIGNIFICANT DIFFERENCES FROM A POLICY THAT IS SUBJECT TO ALL INSURANCE LAWS

THIS POLICY IS SUBJECT TO ALL OF ITS TERMS, CONDITIONS AND ENDORSEMENTS, WHICH HAVE BEEN SET FORTH, INCLUDING, BUT NOT LIMITED TO, ALL APPLICABLE CLAIMS-MADE VERSUS OCCURRENCE TRIGGERS, PERILS, EXCLUSIONS, LOCATION AND TERRITORY LIMITATIONS, AND WHETHER DEFENSE IS WITHIN OR OUTSIDE OF LIMITS.



Berkshire Hathaway
Specialty Insurance

ITEM 6: PREMIUM:
$77,000

ITEM 7: NOTICES TO INSURER:

For **Claims** or **Potential Claims**

By 24-hour toll free number: 855-453-9675
By Email: claimsnotice@bhspecialty.com
By Fax: 617-507-8259
By Mail: Log on to www.bhspecialty.com/claims-reporting.html for mailing address

All other Notices

By Email: execandprofnotices@bhspecialty.com
By Fax: 617-248-1618
By Mail: Log on to www.bhspecialty.com/claims-reporting.html for mailing address

IN **WITNESS WHEREOF**, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

Ralph Tortorella, Secretary

Peter Eastwood, President

August 1, 2023
Dated



Policy No.: 47-EPF-315882-03

Issued to: All Fidelity Funds

FORMS SCHEDULE

The contents of the Policy is comprised of the following forms:

Form Number	Endorsement Title
CL-DRG-MA-09/2017	Disclosure Notice and Acknowledgement - Large Commercial Policy Holder (Massachusetts)
EP-MANU-DEC-2021	FMR Funds Concentric Custom Bond Declaration
EP-FORMS-SCH-02/2015	Forms Schedule
EP-MANU-POL-2021	FMR Funds Concentric Custom Bond (Manuscript)
EP-MANU-001	Economic And Trade Sanctions Exclusion
EP-MANU-002	Tie-In Of Limits
EP-MANU-003	Destruction Of Data Or Programs Rider
EP-MANU-004	Facsimile Signature
EP-MANU-005	Amend Insuring Agreement
EP-MANU-006	Automated Phone System

In consideration of the payment of the premium, and in reliance upon the Application made to Berkshire Hathaway Specialty Insurance Company (herein called the "Insurer"), the Insurer agrees as follows:

1. **INSURING AGREEMENTS**

   A. **FIDELITY**

   This bond shall pay loss which is discovered during the Bond Period resulting directly from dishonest or fraudulent acts including but not limited to larceny or embezzlement committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent:

   (1) to cause the Company to sustain such loss; or

   (2) to obtain financial benefit for the Employee or another person or entity acting in collusion with the Employee.

   Notwithstanding the foregoing, however, it is agreed that with regards to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to realize a financial benefit and which actually results in such a financial benefit for the Employee. Also notwithstanding the foregoing, where the proceeds of a fraud perpetrated by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee has obtained such benefit provided the Company established that the Employee intended to participate therein.

   As used throughout this Insuring Agreement, "financial benefit" does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits if earned in the normal course of employment except such may be used in determining intent.

   B. **ON PREMISES**

   This bond covers loss of Property resulting directly from:

   (1) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof; or

   (2) theft, False Pretense, common- law or statutory larceny, committed by a person present in an office or on the premises of the Company while the Property is lodged, deposited or held for safekeeping within offices or premises, located anywhere, including insurance companies or sureties holding collateral in which the Named Insured has an interest.

   C. **IN TRANSIT**

   This bond covers loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

   (1) a natural person acting as a messenger, agent of the Company (or another natural person acting as messenger, agent or Custodian during an emergency arising from the incapacity of the original messenger); or

(2) a Transportation Company and being transported in an armored motor vehicle; or

(3) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

    (i) records, whether recorded in writing or electronically; or

    (ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements; or

    (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

D. FORGERY OR ALTERATION

This bond covers loss resulting directly from:

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit, Letter of Credit;

(2) transferring, paying or delivering any Funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Company and authorizing or acknowledging the transfer, payment, delivery or receipt of Funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Company, Employee of the Company, or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer, Employee, or financial institution (A mechanically reproduced facsimile signature is treated the same as a handwritten signature); or

(3) any check or draft:

    (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee; or

    (b) procured in a face to face transaction with the maker or drawer thereof or with one acting as agent of such maker or drawer by anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated,

shall be deemed to be forged as to such endorsement.

E. SECURITIES

This bond covers loss resulting directly from the Company having, in good faith, for its own account or for the account of others:

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

    (a) Certificated Security;

    (b) document of title;

    (c) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property;

    (d) Certificate of Origin or Title;

    (e) Evidence of Debt;

    (f) corporate, partnership or personal Guarantee;

    (g) Security Agreement;

    (h) written Instruction;

    (i) Uncertificated Securities

    (j) Initial Transaction Statements; or which:

        (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery; or

        (ii) is altered; or

        (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, or any items listed in (a) through (h) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) through (d) above which is a Counterfeit. (A mechanically reproduced facsimile signature is treated the same as a handwritten signature.)

F. COUNTERFEIT CURRENCY

This bond covers loss resulting directly from the receipt by the Company, in good faith, of any Counterfeit Money of any country.

G. UNCOLLECTIBLE ITEMS OF DEPOSIT

This bond covers loss resulting directly from the Company having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

(1) redemptions or withdrawals to be permitted, or

(2) shares to be issued, or

(3) dividends to be paid,

from an account of a customer.

In order for coverage to apply under this Insuring Clause, the Company must hold Items of Deposit for five business days before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Company's standard collection procedures have failed.

Limit of Liability: $5,000,000 Deductible: $2,500

H. AUDIT EXPENSE

This bond covers loss consisting of reasonable expenses incurred by the Company for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of other losses sustained by the Company and covered by this bond.

Limit of Liability: $100,000 Deductible: $2,500

I.   COMPUTER SYSTEMS

This bond covers loss incurred by reason of the Company having transferred, paid or delivered any Funds or Property, established any credit, debited any account or given any value as the direct result of:

(1)   the fraudulent input of Electronic Data directly into:

    (a)   the Company's Computer System;

    (b)   the Service Bureau's Computer System;

    (c)   an Electronic Funds Transfer System;

    (d)   a Customer Communication System; or

    (e)   an automated teller machine; or

(2)   the fraudulent modification or the fraudulent destruction of Electronic Data:

    (i)   stored within, or being run within, any of the above systems or (ii) during electronic transmission through data communication lines to the Company's Computer System, or a Service Bureau's Computer System.

J.   CUSTOMER VOICE INITIATED TRANSFERS

This bond covers loss resulting directly from the Company having transferred Funds from a customer's account through an Electronic Funds Transfer System, in reliance upon a customer voice initiated funds transfer instruction which was purported to be from an officer, director, partner or employee of a customer of the Company who was authorized by such customer to instruct the Company by means of voice message transmitted by telephone to make certain funds transfers, and which instruction:

(1)   was, in fact, from an impostor, or a person not authorized by the customer to issue such instructions by voice message transmitted by telephone, and which

(2)   was received by an Employee of the Company specifically designated to receive and act upon such instructions; but provided that:

    (a)   such voice instruction was electronically recorded by the Company and proper password(s) or code words(s) given; and

    (b)   the voice instruction was verified by a direct call back to an employee of the customer (or a person thought by the Company to be an employee of the customer).

        Provided, however, that for "Repetitive Transactions," the insured shall not be required to complete a call back as set forth in paragraph (b) above so long as a call back was made on the first of said Repetitive Transactions. In addition, the call back requirement shall also be waived for any loss resulting from a non-Repetitive Transaction that falls entirely within the deductible amount set forth in Item 5. of the Declarations.

        Proof of loss for claim under the Customer Voice Initiated Electronic Funds Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call back, if a recording of such call back was required.

K. TELEFACSIMILE TRANSFER FRAUD

This bond covers loss resulting directly from the Company having transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile

Device or any other form of electronic communication (including but not limited to e-mail), and which instruction:

(1) purports and reasonably appears to have originated from

    (a) a customer of the Company; or

    (b) another financial institution; or

    (c) another office of the Company

    but, in fact, was not originated by the customer or entity whose identification it bears, and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

(3) contains the name of a person authorized to initiate such transfer; and.

provided that, if the transfer was in excess of $400,000, the instruction was verified by a call-back according to a prearranged procedure.

2. DEFINITIONS

"Affiliate" means (i) any person or entity that through one or more intermediaries, is controlled by the Company; or (ii) any person or entity that through one or more intermediaries, is a successor in interest to any Company.

"Application" means each and every signed application, any attachments to such applications, other materials submitted therewith or incorporated therein and any other documents submitted in connection with the underwriting of this bond or the underwriting of any other mutual fund (or equivalent) liability bond issued by the Insurer, or any of its affiliates, of which this bond is a renewal, replacement or which it succeeds in time, including but not limited to any statement or warranties, financial information, or other information provided at any bond renewal meetings.

"Company" means: (i) any Fund and (ii) Subsidiaries.

"Defense Costs" means reasonable and necessary fees (including but not limited to legal fees and experts' fees), costs and expenses consented to by the Insurer (including premiums for any appeal bond, attachment bond or similar bond, but without any obligation to apply for or furnish any such bond) resulting from the investigation, adjustment, defense and/or appeal of a claim against the Insureds, but excluding salaries of officers of the Company, including to any Insureds who are not defendants in such claim but who are compelled to provide testimony, whether written or oral, or any other non-party witness obligation.

"Executive" means:

(1) any past, present or future director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, supervisory board or advisory board or any other executive committee, member of a board of managers or management board while performing duties as an employee;

(2) in the event the Company operates in a Foreign Jurisdiction, any past, present and future person in a position that is equivalent to an executive position listed in Item (1) of this Definition;

(3) any past, present and future General Counsel, or Risk Manager (or equivalent position) of the Named Insured;

(4) any past, present and future members of the Fund Advisory Board (the "Advisory Board"), but only in their capacities as such.

"FMR Corporate Concentric Custom Bond" means bond No. 47-EPF-315784-03 issued by the Insurer to FMR Corp.

"Foreign Jurisdiction" means any jurisdiction, other than the United States or any of its territories or possessions.

"Fund" means any Fidelity Investments branded investment company(ies) and/or portfolio(s) of an investment company(ies), as defined by the Investment Company Act of 1940, advised, created, established, acquired, sponsored and/or operated by FMR LLC or any subsidiary or affiliate thereof as of or prior to the inception date of the Policy Period and (i) is not otherwise covered under the FMR Corporate Concentric Custom Policy and (ii) is listed on the Company's 17g-1 calculation report provided to the Insurer (which is updated by or on behalf of the Company quarterly). In the event that a Fund is not listed on the Company's 17g-1 calculation report due to an error or unintentional omission this policy will provide coverage to the extent it would have provided coverage had such error or unintentional omission not occurred.

Fund shall also include any Fidelity Investments branded investment company, and/or any portfolio of an investment company, as defined by the Investment Company Act of 1940, which is first advised, created, established, acquired, sponsored and/or operated by FMR LLC or any subsidiary or affiliate thereof after the inception of the Policy Period, or such entity(ies) which is/are not otherwise covered under the FMR Corporate Concentric Custom Policy, beginning as of the date of the first meeting or written consent of the management board (or equivalent governing body) of such entity. In all events, coverage as is afforded under this policy with respect to a Claim made against a new Fund or Insured thereof, shall only apply for Wrongful Acts committed or allegedly committed after the date of the first meeting or written consent of the management board (or equivalent governing body) of such Fund, and prior to the time, if any, that such person or entity ceased to be a Fund or an Insured thereof. Notwithstanding the foregoing, in all events coverage shall apply to any alleged Wrongful Acts regarding the formation of any Fund or any alleged representations or disclosures in any offering materials or prospectuses related to such Fund.

If an entity ceases to be a Fund prior to or during the Policy Period, the coverage provided under this policy with respect to such Fund and its Individual Insureds shall continue to apply with respect to any Claim for a Wrongful Act committed, attempted or allegedly committed or attempted after the time that such entity became a Fund, (or, if such Fund was originally created by the Named Company,

then also with respect to such Wrongful Acts committed, attempted or allegedly committed or attempted before or after the time that such entity became a Fund) and prior to the time such entity ceased to be a Fund. Nothing contained herein shall operate to extend the length of the Policy Period.

Notwithstanding any of the above, in no event shall "Fund(s)" mean any fund currently sponsored or hereafter created or acquired by Fidelity Rutland Square Trust, Fidelity

Rutland Square Trust II, Fidelity Commonwealth Trust II, North Carolina Capital Management Trust, Fidelity Select Portfolios, Variable Insurance Products Fund IV, Fidelity Advisor Series VII, Fidelity Covington Trust, or any successor company thereof.

"Individual Insured" means any: (i) Executive of the Company, (ii) outside entity executive and (iii) Employee of any Company.

"Insured" means any: (i) Company and (ii) Individual Insured.

"Interrelated Wrongful Act" means wrongful acts which are the same, related or continuous, or wrongful acts which arise from the same, related or common nexus of facts regardless of whether such claims involve the same or different claimants, Insureds or legal causes of action.

"Named Insured" means the entity stated in Item 1 of the Declarations.

"Bond Period" means: the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancellation of this bond.

"Subsidiary" means any entity:

(a) of which the Named Insured owns on or before the inception date of this bond more than 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries;

(b) which the Named Insured first (i) creates during the Bond Period either through one or more of its Subsidiaries regardless of asset size or (ii) acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership rights either through one or more of its Subsidiaries and whose assets total less than $2,000,000,000 as of the acquisition date;

(c) of which the Named Insured first acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries (other than an entity described in paragraph (b) above), but only upon the condition that within 90 days of its becoming a Subsidiary, the Named Insured shall have provided the Insurer with full particulars of the new Subsidiary and agreed to any additional premium or amendment of the provisions of this bond required by the Insurer relating to such new Subsidiary; and

(d) any entity listed as such in an endorsement to this bond

An entity becomes a Subsidiary when the Named Insured owns more than 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries. An entity ceases to be a Subsidiary when the Named Insured ceases to own 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries. With respect to any entity that becomes a Subsidiary pursuant to Clause (c) above, if the Insurer has not notified the Named Insured of any required additional premium and/or amendment of bond before the later to occur of: (i) the entity becomes a Subsidiary, or (ii) 30 business days have passed since the notice and full particulars of such Subsidiary were provided to the Insurer as required above, then such entity shall be deemed a "Subsidiary" from the date it became a Subsidiary. The Insurer may nevertheless require additional premium and/or amendment of the provisions of this bond at any time within the first 90 days after such entity becomes a Subsidiary. In the event that the Named Insured fails to agree to any additional premium and/or amendment of the provisions of this bond so required by the Insurer within 30 days of being notified of such requirement, such entity shall cease to be a Subsidiary.

With regard to any Subsidiary referenced in (c) above, the Insurer may request underwriting information, and, if requested, the Insureds shall timely provide such information. In all events, the Named Insured shall provide the Insurer with full particulars of any newly acquired Subsidiary within 90 days or the end of the Bond Period, whichever is earlier. Further, coverage as shall be afforded to the new Subsidiary referenced in (c) above is conditioned upon the Named Insured paying when due any additional premium required by the Insurer in accordance with the foregoing definition.

In all events, coverage as is afforded under this bond with respect to a Subsidiary shall not apply for any alleged act occurring at any time when the Named Insured did not own: (i) more than 50% of the issued and outstanding voting stock or membership or other rights of such Subsidiary either through one or more of its Subsidiaries; or (ii) did not otherwise control such entity.

Nothing contained herein shall operate to extend the length of the Bond Period.

"Trade Secret" means information that has been reduced to an electronic form, including a formula, compilation, pattern, program, device method, process or technique which:

(a) derives independent economic value, actual or potential, from not being generally known and not readily ascertainable through proper means by other persons who can obtain economic advantage from its disclosure or use;

(b) is the subject of your reasonable efforts to maintain its secrecy; and

(c) is used, capable of being used, or intended to be used in commerce.

A "Trade Secret" does not include information that is the subject of a patent, copyright, trademark or service mark, or an application therefore

"Acceptance" means a draft which the drawee has, by signature written thereon,

engaged to honor as presented.

"Certificate of Deposit" means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

"Certificate of Origin or Title" means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

"Certificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Company's Computer System" means those Computer Systems owned, leased or operated by the Company.

"Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

"Computer System" means computer hardware, software, firmware, and components thereof, including electronic data stored thereon, which are linked together through a network of two or more computers, including such networks accessible through the Internet.

"Counterfeit" means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

"Custodian" means the institution designated by an Investment Company to maintain possession and control of its assets.

"Customer Communication Systems" means those communications systems which provide customers of the Insured with direct access to the Company's Computer Systems.

"Electronic Data" means facts or information converted to a form usable in a Computer System and which is stored on Electronic Data Processing Media for use by Computer Programs.

"Electronic Data Processing Media" means the punched cards, magnetic tapes, punched tapes, magnetic discs, optical storage discs, or other bulk media on which data are recorded.

"Electronic Funds Transfer System" means those systems which operate automated

teller machines or point of sale terminals and include any shared networks or facilities for said system, in which the Insured participates.

"Employee" means:

(1) a natural person in the service of any Company covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision or a guest student pursuing studies or duties while performing services for a Company;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership, corporation or other entity authorized by the Insured to perform services as data processors of checks or other accounting records related to such checks of the Insured, but only while such person, partnership, corporation or other entity is actually performing such services and not creating, preparing, modifying or maintaining the Insured's computer software or programs, herein called Processor. Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond; a Federal Reserve Bank or clearing house shall not be construed to be a Processor;

(6) a Partner of the Insured, unless not covered as stated in an endorsement to this bond;

(7) a natural person in the voluntary service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured has the right to direct and control while performing services for the Insured;

(8) a natural person hired as a consultant under written contract and subject to the direction and supervision of the management of the Insured while performing services for the Insured;

(9) any leased employees, outside consultants under written contract with the Insured.

"Evidence of Debt" means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

"False Pretense" means the delivery and transfer of tangible property on the premises of the Insured, or on the premises in which the Property is lodged or deposited, to a person on said premises as the direct result of a fraudulent representation made by said person to the Insured at the time of delivery of and transfer of said Property.

"Financial Interest" in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business of the date of discovery of loss covered by this bond, in the aggregateof:

    (a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured;and

    (b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured asset-off against loss covered by this bond; provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and as respects limited partners the value of such limited partner's investment in the Insured.

"Forgery" means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for anypurpose.

"Guarantee" means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

"Initial Transaction Statement" means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent by the issuer to the Insured as registered owner or registered pledgee containing:

(1) a description of the issue of which the Uncertificated Security is apart;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee or the pledgee whose interest was released;and

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are no such liens, restrictions or adverse claims; and

(5) the date the transfer, pledge or release wasregistered.

"Instruction" means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified to be registered.

"Internet" means the worldwide public network of computers as it currently exists or may be manifested in the future, including the Internet, an intranet, an extranet or a virtual private network.

"Items of Deposit" means any one or more checks and drafts.

"Letter of Credit" means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

"Loan" means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

"Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

"Negotiable Instrument" means any writing

(1) signed by the maker or drawer;and

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;and

(3) is payable on demand or at a definite time;and

(4) is payable to order or bearer. "Partner" means a natural person who

    (1) is a general partner of the Insured,or

    (2) is a limited partner or an Employee of aCompany.

"Property" means Money, Certificated Securities, Initial Transaction Statements, any Statement of Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, books of account, Electronic Data and Electronic Data Processing Media, and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

"Security Agreement" means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

"Service Bureau" means a natural person, partnership, corporation or other entity authorized by written agreement to perform data processing services for the Insured using Computer Systems.

"Service Bureau's Computer System" means those Computer Systems owned, leased or operated by the Service Bureau.

"Single Loss Limit" means all covered loss resulting from (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or (b) any one act or series of related unintentional or negligent acts or omission on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any one casualty or event not specified in (a), (b) or (c) preceding.

"Statement of Uncertificated Security" means a written statement of the issuer of an Uncertificated Security containing:

(1) a description of the issue of which the Uncertificated Security is a part;

(2) the number of shares or units:

    (a) transferred to the registered owner;

    (b) pledged by the registered owner to the registered pledgee;

    (c) released from pledge by the registered pledgee;

    (d) registered in the name of the registered owner on the date of the statement; or

    (e) subject to pledge on the date of the statement;

(3) the name and address of the registered owner and registered pledgee;

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

    (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

    (b) the pledge of the registered pledgee was registered; or

    (c) of the statement, if it is a periodic or annual statement.

"Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

"Trading" means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

"Transportation Company" means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

"Uncertificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Withdrawal Order" means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of Funds stated therein.

3. EXCLUSIONS

EXCLUSION SECTION I: EXCLUSIONS THAT APPLY TO ALL INSURING AGREEMENTS

This bond does not apply to:

a. to any claim alleging, arising out of, based upon or attributable to the facts alleged, or to the same or related wrongful acts alleged or contained in any claim

which has been reported, or in any circumstances of which notice has been given, under any bond of which this bond is a renewal or replacement;

b. to any claim arising out of, based upon or attributable to any bankruptcy, insolvency, conservatorship, receivership or liquidation of, or suspension of payment or refusal to pay, by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to any claim in connection with any investment by an Insured on the behalf of customer(s) or client(s) in the securities of any entity experiencing any of the foregoing activities;

c. to any claim, arising out of, based upon or attributable to, a failure to produce securities by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to Defense Costs;

d. for any amount for which the Insured is not financially liable or which any claimant is without legal recourse against the Insured, or matters which may be deemed uninsurable under the law pursuant to which this bond shall be construed, it being understood and agreed that with respect to the enforceability of the insurability of any loss, this policy shall be governed by such applicable law that most favors insurability of such loss;

e. to any claim arising out of, or attributable to any finally adjudicated violation of the Racketeer Influenced and Corrupt Organizations Act (18 USC Sections 1961 et seq., and amendments thereto) or any rules or regulation promulgated thereunder;

f. to any claim alleging, based upon or arising out of infringement of patent or misappropriation of Trade Secrets; or

g. to loss of Property or Electronic Data Processing Media or Electronic Data while

    (a) in the mail, or

    (b) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

h. to potential income, including but not limited to interest and dividends, not realized by the Company;

i. to loss through the surrender of Property away from an office of the Company as a result of a threat:

    (a) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Company of any such threat, or

    (b) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A);

j. to loss due to riot or civil commotion outside the United States of America and Canada and any country in which the Company maintains an office; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (B) In Transit, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

k. to indirect or consequential loss of any nature including damages to third parties of any type for which the insured is legally liable, except compensatory damages, but not multiples thereof;

l. to loss resulting from Forgery or alteration except when covered under Insuring Agreements (A), (D), (E), or (F);

m. to all fees, costs and expenses incurred by the Company:

    (1) in establishing the existence of or amount of loss covered under this bond, or

    (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Company to loss covered by this bond,

    except for Audit Expense, Claims Expense, or Section 5 (Defense, Investigation and Settlement);

n. to:

    (1) any fees, costs or expenses related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or

    (2) any fees, costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs.

EXCLUSION SECTION II: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements A THROUGH H

This bond does not apply to:

a. loss resulting from any act or acts of any person who is a member of the board of directors of the Company or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Company in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

b. loss resulting from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of

credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

c. loss resulting from any violation by the Company or by any Employee

    (a) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

    (b) of any rule or regulation made pursuant to any such law, unless with respect to

        (a) and (b) that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

d. loss resulting from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Company, Funds or Property of the Company held by it in any capacity, except when covered under Insuring Agreements (A) or (B);

e. loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

f. loss resulting from transactions in a customer's or the Company's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's or the Insured's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

g. damages resulting from any civil, criminal or other legal proceeding in which the Company is finally adjudicated in an action or proceeding to have engaged in racketeering activity except when the Company establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Company covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States; Code 1961 et seq., asamended;

h. loss resulting from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication

terminals, or similar electronic terminals of Electronic Funds Transfer Systems, whether such cards were issued, or purport to have been issued, by the Company or by anyone other than the Company, except when covered under Insuring Agreement (A);

i. loss involving automated mechanical devices which, on behalf of the Company, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

j. loss resulting from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Company at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

k. loss involving Items of Deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

l. loss resulting from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

m. loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Company, and in any event, loss of such property occurring more than 60 days after the Company takes possession of such property, except when covered under Insuring Agreements (A) or (B);

n. Loss, under Insuring Agreement (A) resulting from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

o. loss caused by a Partner of the Company unless the amount of such loss exceeds the Financial Interest in the Company of such Partner and the retention applicable to this bond, and then for the excess only;

p. loss resulting from any actual or alleged representation, advice, warranty or Guarantee as to the performance of any investments unless the act or acts which caused such loss involved fraudulent or dishonest conduct which would have covered a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

q. loss due to liability imposed upon the Company as a result of the unlawful disclosure of non-public material information by the Company or any Employee,

or as a result of any Employee acting upon such information, whether authorized or unauthorized.

EXCLUSION SECTION III: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements--I THROUGH K

This bond does not apply to:

a. loss resulting from the fraudulent preparation or fraudulent modification of Computer Programs unless covered under Insuring Agreement I;

b. loss caused by an identifiable employee of the Company or by a person or persons in collusion with an Employee of the Company. Prior knowledge by any that a fraudulent act by a person, or persons, not in the employ of the Company, has been, or will be, perpetrated shall, for the intent and purpose of this bond, be deemed to be collusion should said Employee willfully or deliberately withhold this knowledge from the Company. The withholding of knowledge from the Company by an Employee because of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Company, shall not be deemed to be or to constitute collusion;

c. loss resulting from the assumption of liability by the Company by contract unless the liability arises from a loss covered by Insuring Agreements (I), (J) or (K) and would be imposed on the Company regardless of the existence of the contract;

d. loss resulting from:

   (a) written Instructions or advices, or

   (b) telegraphic or cable instructions or advices;

e. loss resulting from Negotiable Instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeited, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

f. loss resulting from the accessing of any confidential information including, but not limited to, Trade Secret information, Computer Programs or customer information unless such information is used to commit a fraud that otherwise would be independently covered under this bond.;

g. loss resulting from (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge, which affects a Computer System, or (2) failure or breakdown of Electronic Data Processing Media, or (3) error or omission in programming or processing;

h. loss resulting from the fraudulent preparation or fraudulent modification of electronic computer instructions;

i. loss resulting from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a customer, or other person, who had authorized access to the customer's authentication mechanism;

j. loss resulting from fraudulent features contained in electronic computer instructions developed for sale to, or sold to, multiple customers at the time of their acquisition from a vendor or consultant;

k. loss resulting from the assumption of liability by the Company by contract unless the liability arises from a loss covered by the Insuring Agreements(K), (I) or (J) and would be imposed on the Company regardless of the existence of the contract.

4. OWNERSHIP

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use of the benefit of the Insured named in the Declarations.

5. DEFENSE, INVESTIGATION AND SETTLEMENT (INCLUDED IN THE LIMIT OF LIABILITY)

A. DEFENSE

Except as hereinafter stated, the Insurer shall advance Defense Costs, excess of any applicable retention amount pursuant to Clause 8 hereof, and applicable law no later than ninety (90) days (in the case of an Individual Insured sixty (60) days) after the receipt by the Insurer of written notice of such costs. The Insureds shall defend any claim made against them. The Insured shall give the Insurer such information and cooperation as it may reasonably require. The Insurer shall be entitled to effectively associate in the defense and settlement of any claim that appears reasonably likely to involve the Insurer, including, but not limited to, the right to effectively associate in the negotiation of a settlement.

B. INVESTIGATION AND SETTLEMENT

The Insurer shall have the right to make any investigation it deems necessary with respect to any claim or notice of circumstances under this bond at its own expense.

The Insured shall not admit liability for or settle any claim or incur any Defense Costs without the Insurer's prior written consent, which consent shall not be unreasonably withheld; however, if the Insured is able to dispose of all claims which are subject to one retention amount for an amount not exceeding the retention amount (inclusive of Defense Costs), then the Insurer's consent shall not be required for such claims.

If the Insurer recommends a settlement within the bond's applicable Single Loss Limit which is acceptable to the claimant and the Insureds do not consent to such settlement then, subject to the applicable limit of liability, the Insurer's liability for all loss on account of such claim shall not exceed: (1) the amount for which the Insurer could have settled such claim plus Defense Costs incurred as of the date such

settlement was proposed, plus (2) 50% of covered loss in excess of such settlement amount, it being a condition of this insurance that the remaining 50% of such loss excess of the settlement amount shall be carried by the Company and the Insureds at their own risk and be uninsured. Notwithstanding the foregoing, this paragraph shall not apply until the settlement amount exceeds the retention amount stated in Item 5 of the Declarations.

The Insurer shall not be obligated to pay any claim or judgment of Defense Costs after the limit of liability set forth in Item 4 of the Declarations has been exhausted by payment by the Insurer of judgments, settlements, Defense Costs or any other covered loss.

6. TERRITORY

This bond shall apply to any loss incurred by any Insured anywhere in the world. All premiums, limits, retentions, loss and other amounts under this bond are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or other elements of loss are stated or incurred in a currency other than United States of America dollars, payment of covered loss due under this bond (subject to the terms, conditions and limitations of this bond) will be made either in such other currency (at the option of the Insurer and if agreeable to the Named Insured) or, in United States of America dollars, at the rate of exchange published in The Wall Street Journal on the date the Insurer's obligation to pay such loss is established (or if not published on such date the next publication date of The Wall Street Journal).

7. LIMIT OF LIABILITY (INCLUDING DEFENSE COSTS)

The limit of liability stated in the Declarations is the aggregate limit of the Insurer's liability for all loss arising out of claims first discovered and reported to the Insurer during the Bond Period or during the Extended Reporting Period, regardless of the number of Insureds, claims or claimants. The aggregate limit of liability for the Extended Reporting Period shall be part of, and not in addition to, the aggregate limit of liability for the Bond Period. The Insurer shall be absolutely entitled to pay settlements, judgments, awards and Defense Costs as they become due and payable by the Insured without consideration of other future payment obligations. Defense Costs are subject to, part of, and not payable by the Insurer in addition to, the limit of liability.

8. RETENTION

The Insurer shall only be liable for the amount of loss arising from any claim, which is in excess of the retention amount stated in Item 5 of the Declarations, such retention amount shall be borne by the Insured and remain uninsured. A single retention amount shall apply to all amounts payable hereunder arising from all claims alleging the same act or interrelated wrongful acts.

It is further understood and agreed that in the event a Company refuses or is unable to pay an applicable retention as required under Coverage II due to financial insolvency, then the Insurer shall commence advancing Defense Costs within the retention and pursuant to the other terms, conditions and exclusions of this bond, provided that the Insurer shall be entitled to recover the amount of Defense Costs advanced within the retention from the Company pursuant to Clause 13. SUBROGATION.

9. NOTICE/CLAIM REPORTING PROVISIONS

Notice hereunder shall be given (i) in writing to the address set forth in the Declarations, or (ii) by e-mail communication to the email address set forth in the Declarations. If mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of mailing shall be sufficient proof of notice. Notice given by or on behalf of the Insured to any authorized representative of the Insurer shall be deemed notice to the Insurer.

(i) (a) The Insured shall, as a condition precedent to the obligations of the Insurer under this bond, give written notice of a claim or claim made against an Insured as soon as practicable after a Vice President in the Fidelity Insurance & Risk Management Department first becomes aware of the claim, but in all events no later than either: the end of the Bond Period (if applicable), or

    (a) within 60 days after the end of the Bond Period or the Extended Reporting Period (if applicable), as long as such claim was first made against an Insured within the final 60 days of the Bond Period or the Extended Reporting Period (if applicable).

    It being understood and agreed that the limitations provided in sub-sections (a) and

    (b) above shall not apply unless the Insurer has been prejudiced by non-compliance with such provisions.

        (i) If during the Bond Period or during the Extended Reporting Period (if applicable), written notice of a claim has been given to the Insurer pursuant to Clause 9(a) above, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to the facts alleged in the claim of which such notice has been given, or alleging any act which is the same as or related to any act alleged in the claim of which such notice has been given, shall be considered related to the first claim and made at the time such notice was given.

        (ii) If during the Bond Period or during the Extended Reporting Period (if applicable), the Insured shall become aware of any circumstances which may reasonably be expected to give rise to a claim being made against the Insured and shall give written notice to the Insurer of the circumstances and the reasons for anticipating such a claim, with full particulars as to dates and persons involved, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to such noticed circumstances or alleging any act which is the same as or related to any act alleged or contained in such noticed circumstances, shall be considered made at the time such notice of such circumstances was given.

10. COOPERATION

The Insured shall cooperate with the Insurer and, upon the Insurer's request, assist in making settlements, in the conduct of suits or proceedings, and in enforcing any right of contribution or indemnity against any person or organization who may be liable to the Insured. The Insured shall attend hearings, trials and depositions and shall assist in securing and giving evidence and obtaining the attendance of witnesses.

11. EXTENDED REPORTING PERIOD

If the Insurer or the Named Insured shall cancel or decline to renew this bond, the Insured shall have the right, upon payment of an additional premium in an amount not to exceed 150% of the full annual premium, to a period of one year following the effective date of such cancellation or non-renewal (herein referred to as the Extended Reporting Period) in which to give written notice to the Insurer of claims first made against the Insured during such Extended Reporting Period for any act occurring prior to the end of the Bond Period and otherwise covered by this bond. The rights contained in this clause shall terminate, however, unless written notice of such election together with the additional premium due is received by the Insurer within thirty (30) days of the effective date of cancellation or non-renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancelable. This clause and the rights contained herein shall not apply to any cancellation resulting from non-payment of premium.

The offer by the Insurer of renewal terms, conditions, limit of liability and/or premiums different from those of the expiring bond shall not constitute a declination to renew by the Insurer.

12. CANCELLATION CLAUSE

This bond may not be canceled by the Insured or the Insurer, except as indicated below.

This bond may be canceled by or on behalf of the Insurer in the event of non-payment of premium by the Insured. In the event of non-payment of premium by the Insured, the Insurer may cancel this bond by delivering to the Insured or by mailing to the Insured, by registered, certified, or other first class mail, at the Insured's address as shown in Item 1(a) of the Declarations, written notice stating when, not less than 15 days thereafter, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice. The Bond Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

Notwithstanding the above, any layer of insurance for which any insurer on this bond or any excess layer above it participates may be cancelled by the Insured in the event that the A.M. Best rating of that insurer is determined to be below an A rating. In no way does the cancellation of any layer of insurance affect the other layers of insurance, and, specifically, no insurer will be required to attach at a lower level or participate to a greater extent on a quota share than it otherwise would had no cancellation taken place. In the event of cancellation by either the Insurer or the Insured as indicated above, the Insurer shall be entitled to the annual premium on a pro-rate basis and, if applicable, shall return such unused premium to the Insured within 10 days of cancellation.

If the period of limitation relating to the giving of notice as set forth in this Clause is also set forth in any law controlling the construction thereof, then such period shall be deemed to be amended so as to be equal to the minimum period of limitation set forth in the controlling law.

13. SUBROGATION

In the event of any payment under this bond, the Insurer shall be subrogated to the extent of such payment to all the Insured's rights of recovery therefor, and the Insured shall execute all papers required and shall do everything that may be reasonably necessary to secure such rights. The Insured shall do nothing to prejudice such rights. Any amount recovered in excess of the Insurer's total payment shall be restored to the Insured, less the cost to the Insurer of recovery. In no event, however, shall the Insurer exercise its rights of subrogation against an Insured under this bond unless such Insured has been convicted of a deliberate criminal act, or been determined, through a final non-appealable adjudication in an action or proceeding other than an action or proceeding initiated by the Insurer to determine coverage under the bond establishes the Insured, to have in fact committed a deliberate fraudulent act or obtained any profit or advantage to which such Insured was not legally entitled.

In the event that the Insurer shall for any reason pay indemnifiable loss on behalf of an Individual Insured, the Insurer shall have the contractual right hereunder to recover from the Company the amount of such loss equal to the amount of the retention not satisfied by the Company and shall be subrogated to the rights of the Individual Insureds hereunder.

14. OTHER INSURANCE

Such insurance as is provided by this bond shall apply only as excess over any other valid and collectible insurance, unless such other insurance is written only as specific excess insurance over the limit of liability provided by this bond.

However, in the event of a claim under this bond for any alleged act(s) (including Interrelated Wrongful Acts) and such claim is also a valid and collectible covered claim (as "claim" is defined under the FMR Corporate Concentric Custom Bond) under the FMR Corporate Concentric Custom Bond, this bond, subject to this bond's terms and conditions, shall also cover such claim, but only to the extent that such claim is not valid and collectible under the FMR Corporate Concentric Custom Bond.

15. NOTICE AND AUTHORITY

It is agreed that any Vice President within the Fidelity Insurance Risk Management Department shall act on behalf of all Insureds with respect to the giving and receiving of notice of claim and cancellation, the payment of premiums and the receiving of any return premiums that may become due under this bond, the receipt and acceptance of any endorsements issued to form a part of this bond and the exercising or declining to exercise any right to an Extended Reporting Period.

16. ASSIGNMENT

Assignment of interest under this bond shall not bind the Insurer until its consent is endorsed hereon; however, subject otherwise to the terms hereof, this bond shall cover the estate, heirs or legal representative of the Insured in the event of the Insured's death, bankruptcy, insolvency or being adjudged incompetent.

17. ACTION AGAINST INSURER

Except as provided in Clause 19 of this bond, no action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all of the terms of this bond, nor until the amount of the Insured's obligation to pay shall have been finally determined either by judgment against the Insured after actual trial or by written agreement of the Insured, the claimant and the Insurer.

Any person or organization or the legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this bond to the extent of the insurance afforded by this bond. No person or organization shall have any right under this bond to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by an Insured or his, her or its legal representative. Bankruptcy or insolvency of an Insured or of his, her or its estate shall not relieve the Insurer of any of its obligations hereunder.

18. DISPUTE RESOLUTION PROCESS

It is hereby understood and agreed that all disputes or differences which may arise under or in connection with this bond, whether arising before or after termination of this bond, including any determination of the amount of loss, shall be submitted to the alternative dispute resolution ("ADR") process set forth in this clause.

Either the Insurer or an Insured may elect the type of ADR process discussed below; provided, however, that such Insured shall have the right to reject the Insurer's choice of the type of ADR process at any time prior to its commencement, in which case such Insured's choice of ADR process shall control.

The Insurer and each and every Insured agrees that there shall be two choices of ADR process: (1) non-binding mediation administered by the American Arbitration Association, in which the Insurer and any such Insured shall try in good faith to settle the dispute by mediation under or in accordance with its then-prevailing Commercial Mediation Rules or (2)arbitration submitted to the American Arbitration Association in accordance with its then-prevailing Commercial Arbitration Rules, in which the arbitration panel shall consist of three disinterested individuals. In either mediation or arbitration, the mediator or arbitrators shall have knowledge of the legal, corporate management, or insurance issues relevant to the matters in dispute. The mediator or arbitrators shall also give due consideration to the general principles of the law of the state where the Named Insured is incorporated in the construction or interpretation of the provisions of this bond. In the event of arbitration, the decision of the arbitrators shall be final and binding and provided to both parties, and the arbitrators' award shall not include attorneys fees or other costs. In the event of mediation, either party shall have the right to commence a judicial proceeding; provided, however, that no such judicial proceeding shall be commenced until the mediation shall have been terminated and at least 30 days shall have elapsed from the date of the termination of the mediation. In all events, each party shall share equally the expenses of the ADR process.

The laws of the State of New York shall apply, except with regards, to (a) the procurements, issuance or delivery of this bond, including any provisions of the bond relating to its cancellation or nonrenewal (if any), or any other New York State regulations or requirements regarding policies issued pursuant to New York State Insurance Law; and (b) the determination of the availability of punitive damages, unless New York law otherwise applies.

Either choice of ADR process may be commenced in New York, New York; or in the state indicated in Item 1(a) of the Declarations as the mailing address for the Named Insured. The Named Insured shall act on behalf of each and every Insured in deciding to proceed with an ADR process under thisclause.

19. ORDER OF PAYMENTS

In the event of loss arising from a claim for which payment is due under this bond, the Insurer shall in all events:

a. first, pay loss for which coverage is provided under Coverage Section II.A and then Coverage Section II.C of this bond;then

b. pay such other loss for which coverage is provided under thisbond.

The bankruptcy or financial insolvency of any Company shall not relieve the Insurer of any of its obligations to prioritize payment of covered loss under this bond pursuant to this Clause 21.

20. REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct in all material respects. The individual signing the application hereby makes such representation on behalf of himself/herself and the Company under the attached bond (as that term is defined in the attached bond) after inquiry of all the directors and officers of the Insured and its subsidiaries, to the extent coverage is granted to any of its subsidiaries under the attached bond.

Such application constitutes part of this bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

21. MOST FAVORABLE JURISDICTION

It is hereby understood and agreed that, solely with respect to the enforceability of any coverage for punitive, exemplary, and multiplied damages, this bond shall be governed by such applicable law that most favors coverage for such penalties and punitive, exemplary, and multiplied damages.

22. HEADINGS

The descriptions in the headings of this bond are solely for convenience, and form no part of the terms and conditions of coverage.

RIDER 1

This rider, effective 12:01AM: **July 01, 2023**
Forms a part of Bond No.:   **47-EPF-315882-03**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

ECONOMIC AND TRADE SANCTIONS EXCLUSION

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

In consideration of the payment of the premium for this bond it is hereby understood and agreed that if any coverage under this bond would be in violation of any applicable economic or trade sanctions, then that coverage will be null and void.

All other terms and conditions of this bond remain unchanged.

RIDER 2

This rider, effective 12:01AM: **July 01, 2023**
Forms a part of Bond No.:   **47-EPF-315882-03**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

TIE-IN OF LIMITS

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

In consideration of the premium for this Policy, it is hereby understood and agreed that the maximum liability of the **Insurer** for all amounts both covered under this Policy and covered amounts under the policy(ies) scheduled below (or any renewal or replacement of such policy(ies)) shall be $15,000,000 and any payment of covered amounts under this Policy will reduce the Limit of Liability under the policy(ies) scheduled below, and any payment of amounts for such claim under the policy(ies) scheduled below will reduce the Limit of Liability under this Policy

Nothing in this endorsement shall be construed to increase the Limit of Liability set forth in the Declarations of such policy(ies) scheduled below which shall remain the maximum liability for all amounts paid under the policy scheduled below. Nothing in this endorsement shall be construed to increase the Limit of Liability as set forth in the Declarations of this Policy.

POLICY(IES)

1. Manuscript Corporate policy, numbered 47-EPF-315784-03, issued by Berkshire Hathaway Specialty Insurance Company to FMR LLC for the policy period from July 01, 2023 to July 01, 2024, including any renewal or replacement thereof.

All other terms and conditions of this bond remain unchanged.

RIDER 3

This rider, effective 12:01AM: **July 01, 2023**
Forms a part of Bond No.:   **47-EPF-315882-03**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

DESTRUCTION OF DATA OR PROGRAMS RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

In consideration of the premium charged, it is hereby understood and agreed that the bond is hereby amended as follows:

1. The following Insuring Agreements are added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(DH) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond.

Special Condition: Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate "Single Loss".

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(DV) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

Special Condition: Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate "Single Loss".

2. Solely with respect to the coverage provided by this rider, the following Definitions shall apply:

   (i) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

   (ii) Computer System means:

      (1) computers with related peripheral components, including storage components wherever located,

      (2) systems and applications software,

      (3) terminal devices, and

      (4) related communication networks, including the Internet,

      by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

   (iii) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

   (iv) Restoration Costs means reasonable and necessary costs or expenses incurred by the Insured with the Insurer's prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer's prior written consent, to reach such determination.

All other terms, conditions and exclusions remain unchanged.

RIDER 4

This rider, effective 12:01AM: **July 01, 2023**
Forms a part of Bond No.: **47-EPF-315882-03**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

FACSIMILE SIGNATURE

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

It is agreed that:

1. The attached bond is hereby amended by adding an additional Agreement as follows: 2.

    Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker, or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

    (a) such facsimile signature is used on a document

        (1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

        (2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect and transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

    (b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; an

    (c) this Insuring Agreement shall not apply to any Certificated Securities which are counterfeit.

All other terms, conditions and exclusions remain unchanged.

RIDER 5

This rider, effective 12:01AM: **July 01, 2023**
Forms a part of Bond No.:   **47-EPF-315882-03**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

AMEND INSURING AGREEMENT

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

The following Insuring Agreements will be added to the bond:

Stop Payment

Loss against any and all sums which the Company shall become obligated to pay by reason of the liability imposed upon the Company by law for damages:

(a) for having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Company or any authorized representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder, or subscriber or any authorized representative of any customer, shareholder or subscriber; or

(b) for having refused to have any draft made or drawn by any customer, shareholder or subscriber of the Company or any authorized representative of such shareholder, subscriber or representative.

Limit of Liability: $100,000

Deductible: $2,500

The following is added to the definition of Employee:

(8) directors or trustees of the Company, the investment advisor, underwriter (distributor), transfer agent or shareholder accounting record keeper or administrator authorized by written agreement to keep financial and/or other required records but only while performing acts coming within the scope of the usual duties of an officer or employee.

(9) any officer or Partner or Employee of:

an investment advisor an underwriter (distributor)a transfer agent or shareholder accounting record-keeper an administrator authorized by written agreement to keep financial and/or other required records for a Company.

(12)Any officers or employees of any predecessor of the Insured whose principal assets are acquired by the Company by consolidation or merger with, or purchase of assets or capital stock if such predecessor.

The following definition is added to the bond:

Larceny and Embezzlement as it applies to any Named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

The following condition is added to the bond: Central Handling of Securities

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Insurer shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Insurer shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Insurer on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.

The following is added to Section 9 - Notice/Claim Reporting Provisions:

Upon the detection by any Company that an Employee has committed any dishonest or fraudulent act(s) of theft, the Company shall immediately remove such Employee from a position that may enable such Employee to cause the Company to suffer a loss by any subsequent dishonest or fraudulent act(s) of theft. The Company, within forty-eight (48) hours of such detection, shall notify the Insurer with full and complete particulars of the detected dishonest or fraudulent act(s) of theft.

The following Insuring Agreement is added:

Unauthorized Signatures

Loss resulting directly from the Company having accepted, paid, or cashed any original check or withdrawal order made to drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Company as a signatory on such account. It shall be a condition precedent to the Company's right of recovery under this Insuring Agreement that the Insured shall have on file, signatures of all persons who are signatories on such account.

The Single Loss limit under this Insuring Agreement is $3,000,000, which is part of and not in addition to the Aggregate Limit shown on the Declaration Page of this bond. A retention of $25,000 applies to each and every loss.

The following Insuring Agreement is added:

Claims Expense

Reasonable expenses necessarily incurred and paid by the Company in preparing any valid claim for loss as defined in the bond, and any other valid coverage added by rider which loss exceeds the applicable retention amount. The Insurer's maximum liability for such expenses paid by the Company in preparing any one such claim shall be limited to

$100,000, such aggregate limit is provided as part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page. A $2,500 retention will apply to each and every loss.

All other terms, conditions and exclusions remain unchanged.

RIDER 6

This rider, effective 12:01AM: **July 01, 2023**
Forms a part of Bond No.: **47-EPF-315882-03**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

AUTOMATED PHONE SYSTEM

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

It is agreed:

1. The attached bond is amended by adding and Insuring Agreement as follows:

<u>AUTOMATED PHONE SYSTEM</u>

I. Loss caused by an Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

   a. "APS Transaction" means any APS Redemption, APS Election or APS Exchange.

   b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller though use of a telephone keypad.

   c. "APS Election" means any election concerning dividend options available to fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

   d. "APS Exchange" means any exchange of shares in a registered account of one fund into shares in identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

   e. "APS Designated Procedures" means all of the following procedures:

      (1) Election in Application: No APS Transaction shall be executed unless the shareholder or unit holder to whose account such an APS Transaction relates has previously elected by official designation to permit such APS Redemptions;

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six (6) months.

    (a) Information contained in the records shall be capable of being retrieved through the following methods:

        Procedures normally used by the Insured

    (b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success area of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN").

    (a) Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four- hour day) to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

    Procedures normally used by the Insured.

2. Exclusions: It is further understood and agreed that this extension shall not cover:

a. any loss covered under Insuring Agreement (A), FIDELITY, of this bond:

b. any loss resulting from:

    (1) the redemption of shares, where the proceeds of such redemption are made payable to other than

        (i) the shareholder of record; or

        (ii) a person officially designated to receive redemption proceeds; or

        (iii) a bank account officially designated to receive redemption proceeds, or

    (2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to an address, unless such address has either been

        (i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption; or

        (ii) officially designated; or

        (iii) verify by any other procedures which may be normally used by the Insured; or

    (3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer other than to the shareholder's officially designated bank account; or

    (4) The intentional failure to adhere to one or more APS Designated Procedures.

All other terms and conditions of this bond remain unchanged.